SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PRAECIS PHARMACEUTICALS INCORPORATED
(Name of Subject Company)
PRAECIS PHARMACEUTICALS INCORPORATED
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(including the associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

739421402
(CUSIP Number of Class of Securities)

Kevin F. McLaughlin
President and Chief Executive Officer
PRAECIS PHARMACEUTICALS INCORPORATED
830 Winter Street
Waltham, Massachusetts 02451
(781) 795-4100
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

With copies to:

Kent A. Coit, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, Massachusetts 02108
(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) The name of the subject company is PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 830 Winter Street, Waltham, Massachusetts 02451. The telephone number for the Company’s principal executive offices is (781) 795-4100.

(b) The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is common stock, par value $0.01 per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (the “Rights”), issued pursuant to the rights agreement (the “Rights Agreement”), dated as of January 24, 2001, as amended, between the Company and American Stock Transfer & Trust Company, a New York banking corporation, as rights agent (the “Rights Agent”) (such Common Stock, together with the associated Rights, the “Shares”). As of January 8, 2007, 10,744,643 Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer to Purchase.

This Statement relates to the cash tender offer by Pilgrim Acquisition Corporation (“Purchaser”), a Delaware corporation and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“Parent”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), disclosed in a Tender Offer Statement on Schedule TO dated January 9, 2007, as amended or supplemented from time to time, (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $5.00 per share, net to the seller in cash (such price per Share, or, if increased, such higher price per Share, the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 20, 2006 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following Purchaser’s purchase of Shares in the Offer, Purchaser will merge with and into the Company (the “Merger”), the separate corporate existence of Purchaser shall cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly-owned subsidiary of Parent. In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by Parent, any wholly-owned subsidiary of Parent, including Purchaser, and Shares held in the Company’s treasury, all of which will be cancelled without any payment therefor, and other than Shares held by stockholders who are entitled to and who have properly demanded and perfected appraisal rights under the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest thereon and less any required withholding taxes.

The Offer to Purchase states that the principal executive offices of Purchaser are located at One Franklin Plaza (FP 2355), 200 N. 16th Street, Philadelphia, Pennsylvania 19102, and the telephone number at such principal executive offices is (215) 744-4000.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3, Item 4 below or Annex B attached hereto or as incorporated by reference into this Statement, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

(a) Agreements with Current Executive Officers and Directors of the Company.

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons.

Certain members of management and the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company under severance agreements between the Company and each of its executive officers and the Company’s Chairman and Chief Scientific Officer.

Severance Agreements with Certain Executive Officers and a Director.

The Company has letter agreements, effective as of May 9, 2002, with Malcolm L. Gefter, Ph.D., the Company’s founder, non-executive Chairman of the Company Board and Chief Scientific Officer, and Kevin F. McLaughlin, the Company’s President and Chief Executive Officer, and, effective as of September 16, 2004, with Edward C. English, the Company’s Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, and Richard W. Wagner, Ph.D., the Company’s Executive Vice President, Discovery Research (collectively, the “Letter Agreements”).

These Letter Agreements provide that in the event of a change in control of the Company, the individual will receive a lump sum severance payment in an amount described below if his employment is terminated within one year of such change in control, either by the Company without cause or voluntarily by him as a result of an adverse and material diminution in duties, a material reduction in annual compensation or an increase in his daily commute of more than 50 miles. The amount of the severance payment to each of Mr. McLaughlin, Mr. English and Dr. Wagner will be two times the sum of his annual salary and target bonus award under the Company’s Executive Management Bonus Plan for the year in which the change in control occurs. The amount of the severance payment to Dr. Gefter will be two times Dr. Gefter’s annual salary for the year in which the change in control occurs. These Letter Agreements also provide for the continuation of certain insurance coverage, at no cost to the individual, for a period of two years following termination of employment (which would trigger a severance payment) within one year after a change in control. Under the Letter Agreements, each individual is also entitled to reimbursement of certain legal expenses.

Consummation of the Offer will constitute a change in control under each of the Letter Agreements. The approximate amounts of severance benefits which would be payable to the Company’s executive officers under the Letter Agreements (assuming such benefits were triggered as of the last business day of 2006) are set forth in the Information Statement attached hereto as Annex B under the caption “Employment Agreements/Change of Control Arrangements,” beginning on page B-19 of the Information Statement, and such information is incorporated herein by reference; the approximate amount of severance benefits which would be payable to Dr. Gefter under his Letter Agreement (assuming such benefits were triggered as of the last business day of 2006) is $430,000. Such amounts of severance benefits which could become payable under the Letter Agreements in connection with the termination of employment of the officers party thereto following consummation of the Offer is not expected to vary materially from such amounts set forth in the Information Statement (and above in this paragraph in the case of Dr. Gefter).

The description of the Letter Agreements entered into by and between the Company and each of these individuals is qualified in its entirety by reference to the Letter Agreement dated May 9, 2002 by and between the Company and Malcolm L.

Gefter, Ph.D., the Letter Agreement dated May 9, 2002 by and between the Company and Kevin F. McLaughlin, the Letter Agreement dated September 16, 2004 by and between the Company and Edward C. English, and the Letter Agreement dated September 16, 2004 by and between the Company and Richard W. Wagner, Ph.D., which are filed as Exhibits (e)(2)(A), (e)(2)(B), (e)(2)(C), and (e)(2)(D) hereto, respectively, and are incorporated by reference herein.

Drs. Gefter and Wagner and Messrs. McLaughlin and English also hold options to acquire Shares, which will be treated pursuant to the Merger Agreement as described below in this Item 3(a) under the heading “Treatment of Company Options in the Offer.”

Effect of the Offer on Employee Benefits.

In the Merger Agreement, Parent and Purchaser have agreed with the Company that as of the Effective Time (as defined in the Merger Agreement), and ending on the first anniversary thereof, Parent will cause the Surviving Corporation to maintain for the individuals employed by the Company at the Effective Time (“Current Employees”), compensation and benefits that are at least as favorable in the aggregate to the compensation and benefits currently maintained for and provided to Current Employees (excluding equity-based compensation). Services rendered by Current Employees to the Company prior to the Effective Time will be taken into account by Parent and the Surviving Corporation in the same manner as such services were taken into account by the Company for vesting and eligibility purposes, including for accrual purposes with respect only to vacation and severance, under employee benefit plans of Parent and the Surviving Corporation.

In addition, the Merger Agreement provides that Current Employees will not be subject to any pre-existing condition limitation under any health employee benefit plan of Parent or the Surviving Corporation for any condition for which they would have been entitled to coverage under a plan of the Company in which they participated prior to the Effective Time.

The Merger Agreement further provides that the foregoing obligations shall not prevent the amendment or termination of any employee benefit plan of the Company or limit the right of Parent, the Surviving Corporation or any of their subsidiaries to terminate the employment of any Current Employees, and that the applicable provisions of the Merger Agreement are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Treatment of Company Options in the Offer.

The Merger Agreement provides that each option to acquire Shares (an “Option”) granted under the Company’s Fourth Amended and Restated 1995 Stock Plan (the “Stock Plan”) or any predecessor plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the purchase of Shares pursuant to the Offer (the time of such purchase of Shares, the “Purchase Time”), shall, at the Purchase Time, automatically be terminated and shall solely represent the right to receive from the Company, in exchange, an amount in cash equal to the product of (i) the number of Shares subject to such Option and (ii) the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such Option, less any required withholding taxes. Options having an exercise price per Share equal to or greater than the Offer Price will, at the Purchase Time, be cancelled without payment of any consideration therefor. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As a result of the termination and “cash-out” of Options described above, if the Offer is consummated, the respective amounts (before deduction for withholding taxes) which will be payable in respect of Options currently held by (i) Dr. Gefter, the Company’s Chairman and Chief Scientific Officer, (ii) Mr. McLaughlin, Mr. English and Dr. Wagner, who comprise the Company’s executive officers, and (iii) the non-employee members of the Company Board, are: Dr. Gefter, $0; Mr. McLaughlin, $132,000; Mr. English, $32,998; Dr. Wagner, $82,498; and the non-employee members of the Company Board (taken together), $22,080. The aggregate cash amount which will be payable to all executive officers and directors of the Company in respect of the termination and “cash-out” of Options described above (including the Options of the Chairman and Chief Scientific Officer, the executive officers and non-employee directors referred to above) is $269,576.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that, from and after the Purchase Time, the Company shall (and from and after the Effective Time, the Surviving Corporation shall), and Parent shall cause the Company and the Surviving Corporation to, indemnify each present (as of the Effective Time) and former officer and director of the Company (each an “Indemnified Party”) against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any proceeding arising out of the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent the Company is permitted to do so under applicable law and the certificate of incorporation or by-laws of the Company as in effect on the date of the Merger Agreement. In the event of any such proceeding, each Indemnified Party will be entitled to advancement of expenses incurred in the defense of the proceeding from the Company or the Surviving Corporation, as applicable, to the same extent such persons had the right to advancement of expenses from the Company as of the date of the Merger Agreement pursuant to the certificate of incorporation and by-laws of the Company, and Parent shall cause the Company and the Surviving Corporation to provide such advancement of expenses.

The Merger Agreement further provides that the Company shall purchase by the Purchase Time, and Parent will cause the Surviving Corporation to maintain, for a period of at least six years after the Effective Time, tail policies to the Company’s directors’ and officers’ liability insurance policies as in effect on the date of the Merger Agreement, at least as protective to such directors and officers as the coverage provided by the Company’s directors’ and officers’ liability insurance policies as of the date of the Merger Agreement. Under the terms of the Merger Agreement, such insurance coverage is required to be maintained only to the extent that the coverage can be maintained at an aggregate cost of not greater than 300% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b) Agreements between the Company and Parent.

Prior to entering into the Merger Agreement, the Company and Parent entered into a Confidential Disclosure Agreement dated October 18, 2005 (the “First Confidentiality Agreement”), the Company, Parent and Glaxo Group Limited, a wholly-owned subsidiary of GSK (“Glaxo Group Limited”), entered into a Pilot Study and Option Agreement dated as of April 7, 2006 (the “Pilot Study Agreement”) and a related Stock Purchase Agreement dated the same date (the “Stock Purchase Agreement”), and the Company and Parent entered into a Confidentiality Agreement dated November 10, 2006 (the “Second Confidentiality Agreement”).

First Confidentiality Agreement.

The following summary is qualified in its entirety by reference to the complete text of the First Confidentiality Agreement which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

As a condition to being furnished Confidential Information (as defined in the First Confidentiality Agreement) of the other party, in the First Confidentiality Agreement each of Parent and the Company agreed, among other things, to keep such Confidential Information confidential and to use it only in connection with evaluating a business relationship between the Company and Parent relating to the Company’s drug discovery technology, DirectSelecttm (“DirectSelecttm”), and/or the Company’s S1P-1 research and development program.

Pilot Study and Option Agreement and Stock Purchase Agreement.

Reference is made to the discussion of the Pilot Study Agreement and the Stock Purchase Agreement set forth in Item 2, “Management’s Discussions and Analysis of Financial Condition and Results of Operations — Overview,” of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed by the Company with the SEC on May 5, 2006, which discussion is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

Second Confidentiality Agreement.

The following summary is qualified in its entirety by reference to the complete text of the Second Confidentiality Agreement which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

As a condition to being furnished Confidential Information (as defined in the Second Confidentiality Agreement), in the Second Confidentiality Agreement Parent agreed, among other things, to such Confidential Information confidential and to use it only in connection with evaluating a transaction with the Company.

In addition, Parent agreed that for one year from the date of the Second Confidentiality Agreement, subject to certain exceptions, Parent will not offer to hire or hire any person currently or formally employed by the Company with whom Parent has had contact with during the period of its investigation of the Company as a result of the disclosure of Confidential Information pursuant to the Second Confidentiality Agreement.

Parent also agreed, that for a period of six months after the date of the Second Confidentiality Agreement, Parent will not, directly or indirectly, alone or in concert with others, acquire or propose to acquire any additional Shares, participate in any solicitation of proxies to vote any securities of the Company, offer or propose any extraordinary transaction involving control of the Company, or make any communication that would require public announcement by the Company with respect to any of the foregoing, except that these restrictions cease to apply in the event any third party takes any such actions. The Company has consented, for purposes of the Second Confidentiality Agreement, to Parent or Purchaser making any offer or proposal and taking any other actions in accordance with the Merger Agreement.

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)  Recommendation of the Company Board.

The Company Board, at a special meeting held on December 20, 2006, by unanimous vote, approved and adopted the Merger Agreement and the transactions contemplated thereby, and unanimously determined that the Offer and the Merger are advisable and fair to and in the best interests of the Company and its stockholders.

Accordingly, the Company Board unanimously recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(b)  Background of the Transaction.

On May 20, 2005, the Company announced that it was implementing a strategic restructuring to significantly reduce its cost structure and to focus its resources on continuing the clinical development of PPI-2458, the Company’s novel, proprietary oral compound for the treatment of cancer and autoimmune diseases, and continuing to advance DirectSelecttm and seeking research collaborations and partnerships with respect thereto. As part of this strategic restructuring, the Company, among other things, discontinued promotional activities related to Plenaxis®, and the sale of Plenaxis® to new patients, in the United States and reduced the total Company workforce by approximately 60 percent. The Company also stated that, in collaboration with its European marketing partner, it would continue to seek approval of and commercialize Plenaxis® in Europe and its European partner’s other licensed territories.

In late September 2005, the Company announced that it had received marketing approval for Plenaxis® in Germany, but that its European marketing partner had terminated its agreement with the Company. Given that the receipt of payments under this agreement represented an important component of the Company’s planned funding for its new strategic operating plan announced in May 2005, the Company initiated an effort to identify and enter into a license or sale transaction with respect to its Plenaxis® assets which would provide cash to the Company and in which a buyer or licensee would assume the Company’s Plenaxis®-related liabilities, including cash commitments of the Company under various Plenaxis®-related manufacturing contracts. In this connection, in December 2005, the Company engaged Canaccord Adams Inc., an investment banking firm (“Canaccord”), to assist the Company in identifying and entering into such a transaction.

During the fall of 2005, the Company and Parent, through Parent’s Centre of Excellence for External Drug Discovery, a business development unit within GSK’s global pharmaceutical research and development organization that handles certain of

GSK’s collaborative relationships (the “CEEDD”), initiated discussions to determine if a collaboration with respect to DirectSelecttm could be mutually beneficial. In this connection, in October 2005 Parent and the Company entered into the First Confidentiality Agreement. These discussions continued during the first quarter of 2006, and on April 7, 2006, the Pilot Study Agreement was executed. In connection with the Pilot Study Agreement, Parent and Glaxo Group Limited together purchased a total of 102,538 shares of Common Stock pursuant to the Stock Purchase Agreement.

Pursuant to its engagement referred to above, Canaccord identified and contacted a number of parties to explore their interest in acquiring or licensing the Company’s Plenaxis®-related assets, and during the first half of 2006 the Company had discussions and preliminary negotiations with a number of parties regarding such a possible transaction. However, the Company was unable to conclude within its previously announced expected time frame an agreement for the license or sale of its Plenaxis® assets and, accordingly, in June 2006 the Company announced that it would cease actively seeking such a transaction and that it would discontinue any remaining Plenaxis®-related activities except as necessary to support the wind down of product distribution in the United States. The Company stated that during this wind down, it would continue to evaluate potential opportunities for its Plenaxis®-related assets to the extent such opportunities arose. The Company also stated that, in an effort to ensure that it would have available resources to pursue its operations beyond 2007, it intended to actively explore financing alternatives, as well as other strategic options, which may be available to achieve and enhance stockholder value. The Company also announced at this time that it had engaged Canaccord to advise and assist the Company in exploring financing and other strategic options.

At the instruction of the Company Board, Canaccord initiated a process to identify, and commenced discussions with, various parties with respect to possible financing or other strategic transactions. The Company Board also instructed management to continue and intensify its efforts to enter into collaborative arrangements with respect to DirectSelecttm in an effort to obtain external validation for this technology and realize significant cash from the program to fund its continued development and thus reduce the Company’s overall cash burn rate.

From late June through approximately mid-September, 2006, Canaccord contacted over 100 parties to determine their interest in a possible investment in or strategic transaction with the Company. Of these parties, 33 signed confidentiality agreements with the Company. At the regularly scheduled meeting of the Company Board on September 14, 2006, which was continued on September 15, 2006, Canaccord updated the Company Board on its discussions with various parties regarding a possible investment in the Company, and indicated that, based on these discussions, and particularly in light of the dilution that would result from any significant financing transaction, achieving such a transaction on acceptable terms would be unlikely, although such an option would continue to be explored. At this meeting, Canaccord also summarized for the Company Board its discussions with various parties that appeared most interested in a business combination with the Company. The Company Board instructed Canaccord to send requests to seven parties to submit indications of interest regarding a possible business combination with the Company and to continue to identify and advance discussions with other potentially interested parties. During the week of September 18, 2006, Canaccord sent a letter to those seven parties inviting them to submit such indications of interest.

In parallel with this process of exploring financing and other strategic options, in September 2006, representatives of the Company and the CEEDD discussed on a number of occasions a broader collaboration focused on DirectSelecttm. Also in September 2006, a Europe-based entity expressed an interest in a possible transaction whereby that entity would acquire the Company’s Plenaxis®-related assets and assume certain of the Company’s Plenaxis®-related liabilities, including the Company’s cash commitments under its Plenaxis®-related manufacturing contracts.

On October 11, 2006, Mr. McLaughlin, Dr. Gefter, Dr. Wagner, Henry F. McCance, the Company’s lead outside director, and the Company’s head of business development met with representatives of the CEEDD to discuss a possible expanded DirectSelecttm collaboration.

At a special meeting of the Company Board on October 20, 2006, Greg Benning, Managing Director, Head of Mergers and Acquisitions of Canaccord, gave an overview of three indications of interest which had been received with respect to a possible business combination with the Company. At this meeting, after reviewing and considering these indications of interest, the Company Board instructed Canaccord and the Company’s management to continue discussions with each of the parties that had submitted an indication of interest, but to concentrate their efforts on one of the parties, a public company whose shares were listed and traded on The Nasdaq Global Market (“Party A”), whose indication of interest proposing a stock-for-stock acquisition of the Company appeared to be financially superior to the others and whose business appeared to present the possibility of synergies with the Company’s assets and programs. The Company Board also instructed management to continue to vigorously pursue discussions with the CEEDD with respect to a broader DirectSelecttm collaboration and to seek to ascertain, at the appropriate time, whether GSK would have an interest in acquiring DirectSelecttm or the Company. Also at this meeting, Mr. McLaughlin updated the Company Board on the status of discussions with two potential partners for the Company’s S1P-1 research and development program, and management was also instructed to advance these discussions on an expedited time-frame.

On October 24, 2006, scientific personnel from the Company met with representatives of the CEEDD to discuss further a possible expanded DirectSelecttm collaboration. During the same week, in a discussion with Mr. McLaughlin, Dr. Gefter, Dr. Wagner, Mr. McCance, and the Company’s head of business development, the head of the CEEDD raised the possibility of the Company selling DirectSelecttm to a new company that would be formed by one or more venture capital investors and that would employ some or all of the Company personnel engaged in the DirectSelecttm program, with GSK possibly participating in such a transaction.

During the last week of October 2006 through the first week of November 2006, scientific personnel of the Company continued to speak by telephone and in person with representatives of GSK and provided information intended to enhance GSK’s understanding of DirectSelecttm. The Company’s management also had further discussions with senior representatives of the CEEDD regarding the possibility of a sale of DirectSelecttm to a venture capital backed company, in which those representatives indicated that the CEEDD would be prepared to introduce the Company to various venture capital firms which might be prepared to finance such a transaction. Following these discussions, the Company was contacted by a number of venture capital firms which entered into confidentiality agreements with the Company and received confidential information regarding DirectSelecttm and other assets of the Company. None of these firms made a written proposal of any kind regarding a possible transaction with the Company.

In late October and early November 2006, senior management and scientific personnel of the Company and Party A met to conduct due diligence and discuss the possible benefits to the companies of a business combination.

On November 1, 2006, the Company Board held a special meeting. Mr. McLaughlin reported on the status of discussions with two potential partners for the Company’s S1P-1 research and development program, the ongoing negotiations with the Europe-based entity interested in a possible acquisition of the Company’s Plenaxis® assets, the discussions with Party A regarding a possible acquisition of the Company, and the discussions with the CEEDD regarding a possible venture capital backed transaction for the sale of DirectSelecttm. Mr. McLaughlin also informed the Company Board that a fourth indication of interest for a business combination with the Company had been received and described the terms thereof. The Company Board determined that the Company should continue to pursue each of these potential transactions in parallel to determine which transaction or combination of transactions would prove most beneficial to the Company’s stockholders. However, in light of the apparent superior value and synergistic possibilities reflected in Party A’s indication of interest, and GSK’s and the CEEDD’s apparent strong interest in DirectSelecttm, the Company Board instructed Canaccord and management to continue to give priority to pursuing possible transactions with those parties, while also working to explore the potential divestiture of the Company’s Plenaxis® assets in a transaction with the Europe-based entity.

Later that same week, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), outside counsel to the Company, sent to the Europe-based entity and its counsel a draft of an asset purchase agreement providing for the divestiture of, and the assumption of certain liabilities relating to, the Company’s Plenaxis® assets. During November and December 2006, representatives from the Company, the Europe-based entity and their respective legal advisors, had frequent discussions and negotiations regarding the draft asset purchase agreement and related agreements. Such discussions and negotiations continued in early January 2007, and are ongoing as of the date of this Statement.

On November 6, 2006, senior research personnel from the CEEDD and GSK met at the Company’s offices with Mr. McLaughlin, Dr. Gefter, Dr. Wagner, the Company’s head of business development, and senior scientific personnel from the Company to discuss DirectSelecttm.  Also in early November 2006, the Company and Parent negotiated the terms of the Second Confidentiality Agreement, which was signed on November 10, 2006.

On November 8, 2006, Mr. McLaughlin spoke via telephone with a representative of the worldwide business development group within GSK’s pharmaceutical research and development organization (“WWBD”) who thereafter took the lead on behalf of GSK in the discussions. Mr. McLaughlin indicated that, in light of the Company’s exploration of strategic alternatives which was proceeding toward a conclusion, if GSK wanted to assure its continued access to or control of DirectSelecttm, it should consider a purchase of DirectSelecttm from the Company or an acquisition of the entire Company, and should proceed expeditiously to present a written proposal for a transaction.

On November 14, 2006, GSK sent a letter to Mr. McLaughlin expressing GSK’s interest in purchasing DirectSelecttm for $10 million.

On November 15, 2006, members of Party A’s management team and two outside members of its board of directors met with Mr. McCance, Leonard E. Post, Ph.D., an outside member of the Company Board, along with Mr. McLaughlin, Dr. Gefter and other members of the Company’s management, and discussed possible synergies between the two companies and their respective views of the future outlook for a combined entity. At the regularly scheduled meeting of the Company Board that took place later that day and continued on November 16th, Mr. McLaughlin reported on the discussions with Party A and the status of negotiations with the Europe-based entity regarding the possible divestiture of the Company’s Plenaxis® assets, and the members of the Company Board considered and discussed the letter from GSK proposing a purchase of DirectSelecttm. Mr. McLaughlin also updated the Company Board on the ongoing discussions and negotiations with two potential partners for the Company’s S1P-1 research and development program. Mr. Benning gave a brief update on the four indications of interest (including the indication of interest submitted by Party A) that had been received by the Company to date. The Company Board instructed Mr. McLaughlin and Canaccord to continue discussions with all interested parties with respect to the business combination proposals as well as a possible S1P-1 collaboration and the divestiture of the Company’s Plenaxis® assets, in an effort to create the best alternatives and outcome for the Company’s stockholders, but to focus in particular on encouraging Party A to increase its bid. Management and Canaccord were also instructed to inform GSK that its bid for DirectSelecttm was not competitive and that GSK should submit an improved bid for DirectSelecttm or make an offer to acquire the entire Company. In addition, the Company Board instructed Mr. McLaughlin and Canaccord, in their continuing discussions with Party A or other parties that were interested in a possible business combination, and with GSK, to apprise such parties and GSK of the material financial terms of a potential S1P-1 partnering transaction which were under discussion with two pharmaceutical companies, in an effort to assure that offers for the Company reflected fair value for that program and the Company’s other assets and programs.

On November 16, 2006, Mr. McLaughlin and representatives from Canaccord called the lead WWBD representative and indicated that the Company was not prepared to sell DirectSelecttm at the price GSK had suggested, and that, given the ongoing competitive bidding process which was moving rapidly forward, GSK would need to improve significantly its proposed price for DirectSelecttm and should seriously consider making an offer to acquire the entire Company.

On November 17, 2006, Mr. McLaughlin, Dr. Gefter and representatives from Canaccord had a telephone conversation with representatives of the WWBD. During this telephone conversation, Mr. Benning and Mr. McLaughlin reiterated that, in order to be competitive given the ongoing bidding process, GSK would need to move expeditiously to increase significantly its offered price for DirectSelecttm or make an offer to acquire the entire Company at a price that would reflect fair value for the Company’s assets and programs.

On November 21, 2006, Mr. McLaughlin and representatives from Canaccord had a telephone conversation with representatives of the WWBD, during which the lead WWBD representative indicated that he expected to be sending a preliminary expression of interest by GSK to acquire the Company in an all cash transaction for $60 million. He noted that the expression of interest would be subject to various conditions, including appropriate GSK internal committee approval and GSK’s satisfactory completion of due diligence.

On the evening of November 21, 2006, Party A distributed to the Company and Skadden a draft merger agreement providing for a stock-for-stock acquisition of the Company at the value range reflected in Party A’s original indication of interest, which was significantly below the transaction price indicated by GSK.

On November 22, 2006, the Company Board held a special meeting which, in addition to members of the Company Board and certain members of the Company’s management, was attended by representatives of Canaccord and Skadden. Mr. McLaughlin reported on the discussion that he had had with the lead WWBD representative the previous day. The representatives of Canaccord and Skadden reported on the current status of Party A’s bid as reflected in the draft merger agreement that had been received the prior evening. The Company Board instructed Mr. McLaughlin and Canaccord to continue discussions and negotiations with both GSK and Party A, while also moving forward expeditiously to divest the Company’s Plenaxis® assets in a transaction with the Europe-based entity and continuing to try to improve the terms being proposed by two pharmaceutical companies for a possible partnering of the Company’s S1P-1 research and development program. Later that day,

Mr. McLaughlin received a letter from the lead WWBD representative containing an expression of interest substantially on the terms that the lead WWBD representative had described to Mr. McLaughlin and the representatives from Canaccord the previous day.

During November 2006 Canaccord had a number of discussions with representatives from Party A and its financial advisor regarding Party A’s offered price range for the Company, the value of the Company and the possibility, if any, of Party A increasing its offer. Party A repeatedly indicated that it was not able to increase its offer.

On December 1, 2006, Skadden distributed to Party A a revised merger agreement reflecting proposed changes to the draft agreement previously provided by Party A.

On December 6, 2006 and December 7, 2006, representatives from the Company, Canaccord and Skadden, and representatives of Party A and its financial advisor, met at Skadden’s offices in Boston, Massachusetts and engaged in negotiations regarding the terms of a draft merger agreement. Thereafter, through December 15, 2006, representatives of the Company, Skadden and Party A had intermittent contact and discussions, principally to discuss the possible timing of entering into and announcing a definitive merger agreement, and to negotiate remaining issues with respect to such agreement.

On December 6, 2006, the lead WWBD representative had a telephone conversation with Mr. McLaughlin and representatives of Canaccord. He indicated that internal GSK committee approval had been granted to pursue an acquisition of the Company structured as a tender offer followed by a merger, for an aggregate cash consideration of £30 million, and noted that this amount, which at the exchange rate used by GSK for this purpose was approximately $57 million, rather than the $60 million previously proposed, was the maximum amount authorized by this committee. He noted further that this proposal was also subject to various conditions, including GSK’s satisfactory completion of due diligence, final approval by GSK senior management after receiving a due diligence report from GSK’s due diligence working group, and negotiation and execution of a definitive merger agreement.

On December 8, 2006, the Company Board held a special meeting. Mr. McLaughlin updated the Company Board on his December 6th discussion with the lead WWBD representative, the ongoing negotiations with Party A and the status of the negotiations with the Europe-based entity on the terms of the proposed asset purchase agreement providing for the divestiture of the Company’s Plenaxis® assets. Mr. McLaughlin noted that the Company anticipated receiving a draft merger agreement later that day from Cleary Gottlieb Steen & Hamilton LLP (“Cleary”), outside counsel for GSK, providing for a two-step all-cash acquisition of the Company by GSK. The Company Board discussed the risks and benefits associated with a stock transaction such as that proposed by Party A, as well as the risks and benefits associated with a cash tender offer as contemplated by GSK’s most recent proposal which, even at the reduced price being offered by GSK, was still significantly higher than Party A’s proposed price range.

On the evening of December 8, 2006, Cleary distributed to Skadden an initial draft of a merger agreement providing for the acquisition of the Company by GSK pursuant to a first step all cash tender offer to be followed by a merger at the same cash price per share.

On December 12, 2006, in a conference call which included representatives from the Company, GSK, their respective legal advisors and Canaccord, the parties discussed various due diligence matters and certain changes proposed by Skadden to the draft merger agreement previously provided by Cleary. During the week of December 12, 2006, there were due diligence discussions between representatives of GSK and the Company.

On December 14, 2006, the Company and GSK, their respective legal advisors and Canaccord held another conference call to discuss open due diligence items, issues in the ongoing negotiations of the merger agreement and the possible timing for entering into and announcing a definitive merger agreement. Later that day, Cleary distributed to Skadden a revised draft merger agreement.

On December 15, 2006, the Company Board held a special meeting at which Mr. McLaughlin updated the Company Board on the status of the negotiations with Party A and GSK. The Board instructed Mr. McLaughlin to continue negotiations with both Party A and GSK. Throughout the afternoon and evening of December 15, 2006, representatives from Skadden and Cleary negotiated various legal aspects of the proposed merger agreement. Also that day, the Company and GSK, their respective legal advisors and Canaccord, had another conference call to discuss the status, likelihood and anticipated timing of a divestiture of the Company’s Plenaxis® assets, due diligence matters which remained to be addressed, the progress and remaining open issues in the negotiation of the merger agreement and the possibility of entering into and announcing the merger agreement the following week. Representatives of GSK indicated that they expected a final due diligence report on any remaining issues would be provided to GSK’s senior management on December 18th or 19th. The lead WWBD representative stated that following this, assuming a favorable response from GSK’s senior management, he expected to be able to notify Mr. McLaughlin of GSK’s final approval for the transaction.

On December 18, 2006, the Company received from the Europe-based entity and executed a non-binding letter of intent, dated as of December 16, 2006, and signed by such entity, with respect to the acquisition by such entity of the Company’s Plenaxis® assets and the assumption by such entity of certain of the Company’s Plenaxis®-related liabilities. Later on December 18th, the lead WWBD representative telephoned Mr. McLaughlin and advised him that he believed GSK was prepared to proceed with the transaction at the price previously proposed, but that the final due diligence meeting with GSK’s senior management had not yet occurred and thus final approval to proceed might not occur until later that day or the following day.

Later on December 18, 2006, Mr. Benning called the Chief Financial Officer and financial advisor of Party A to inform them that the Company was considering entering into a definitive agreement with another party for the acquisition of the Company on terms that the Company viewed as superior to the terms Party A had proposed to date. Later that evening, Mr. McLaughlin received a call from the Chief Executive Officer of Party A, who inquired about the other possible transaction and expressed interest in submitting a competitive bid. Mr. McLaughlin and the Chief Executive Officer of Party A agreed to meet the next evening to discuss the possibility of Party A improving the terms of its proposed offer.

Throughout the day and evening on December 18, 2006, representatives of the Company and GSK, working with their respective legal advisors and Canaccord, continued discussions and negotiations regarding the terms of the proposed merger agreement and various due diligence matters.

On December 19, 2006, the lead WWBD representative telephoned Mr. McLaughlin and communicated to him and Messrs. English and Benning that, after receiving a due diligence report from members of GSK’s working group, GSK’s senior management would require a reduction in the previously proposed price. After discussions regarding the rationale for and amount of the proposed reduction, and further negotiations between Messrs. McLaughlin and Benning and the lead WWBD representative, the parties agreed on a cash price of $5.00 per share, or approximately $54.8 million for the entire equity interest in the Company. During December 19, 2006, representatives of the Company and GSK, working with their respective legal advisors, continued negotiating the terms of the Merger Agreement.

On the evening of December 19, 2006, Mr. McLaughlin, Dr. Wagner and Mr. Benning met with the Chief Executive Officer and the Executive Vice President of Research of Party A. At that meeting Mr. McLaughlin summarized the reasons why Party A’s offer, as reflected in the merger agreement that had been substantially negotiated with Party A, was insufficient. It was agreed that the parties would speak the next morning, and the Chief Executive Officer of Party A indicated that at that time Party A would submit its “best and final” offer.

On the morning of December 20, 2006, Messrs. McLaughlin and Benning met with the Chief Executive Officer and Executive Vice President of Research of Party A and were joined via telephone by a representative of Skadden and the Chief Financial Officer and in-house counsel of Party A. The Chief Executive Officer of Party A submitted a revised proposal to acquire the entire equity interest in the Company for aggregate consideration of approximately $47 million in Party A common stock. The Chief Executive Officer of Party A indicated that Party A would need the Company to respond by 5 p.m. and that Party A would not increase its offer further. Mr. McLaughlin stated that he would discuss Party A’s increased offer with the Company Board. The Chief Executive Officer of Party A reiterated that the increased offer was Party A’s “best and final” offer and that under no circumstances would the offer be raised further.

After the meeting with representatives of Party A, in the morning of December 20, 2006, Mr. Benning telephoned the lead WWBD representative and informed him that another party had submitted a proposal to acquire the Company at a price significantly higher than that previously proposed by the other party. Mr. Benning asked the lead WWBD representative whether, in light of this development, GSK would be prepared to increase its offer price if necessary to assure that GSK would ultimately be the successful bidder. The lead WWBD representative indicated that $5.00 per share was GSK’s best offer and that GSK was not prepared to increase this price. Thereafter, on December 20, 2006, representatives of the Company and GSK, working with their respective legal advisors, negotiated and finalized the terms of the Merger Agreement.

In the afternoon of December 20, 2006, a special telephonic meeting of the Company Board was convened. In addition to all of the directors, Mr. English and the Company’s Vice President, Legal, Kent Coit of Skadden and Mr. Benning and other representatives of Canaccord, attended the meeting. Mr. McLaughlin discussed with the Company Board the offer the Company had received from Party A and the status of the proposed transaction with GSK, noting that the cash consideration being offered by GSK was still significantly above the value of Party A common stock offered by Party A. Mr. Coit reviewed with the Company Board in detail the terms of the Merger Agreement, the likely timing of the proposed transaction and the fiduciary duties of the directors under Delaware corporate law. The Company Board then considered the possibility of remaining independent and continuing to pursue partnering options for its assets and programs or seeking a financing transaction, as compared to entering into the Merger Agreement. In doing so, the Company Board considered, among other things, various risks and possible benefits of remaining independent, including the financing and other risks associated with implementing the Company’s current strategic operating plan described in paragraphs (vi) through (viii), as well as the possible benefits to the Company and other factors described in paragraphs (ix) and (x), under “Reasons for the Recommendation” below. Thereafter, Canaccord provided its financial analysis and fairness opinion to the Company Board (the “Canaccord Opinion”). The legal and financial advisors addressed questions from the Company Board. After a general discussion involving all of the members of the Company Board, the Company Board, by a unanimous vote, approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Company Board further unanimously determined that the Offer and the Merger were advisable, fair to and in the best interests of the Company’s stockholders, recommended that the Company’s stockholders accept the Offer and tender their Shares in the Offer, and resolved, if applicable, to recommend that the Company’s stockholders vote their Shares in favor of adopting the Merger Agreement if a meeting of stockholders were called for that purpose. Also on December 20, 2006, the Compensation Committee of the Company Board (consisting entirely of directors who are independent under Rule 10A-3(b)(1) under the Exchange Act and the applicable rules of the National Association of Securities Dealers, Inc.) approved, in accordance with the safe harbor provisions contained in Rule 14d-10 promulgated under the Exchange Act, certain pre-existing compensation arrangements between the Company and certain individuals.

The Merger Agreement was signed during the evening of December 20, 2006 and was publicly announced the morning of December 21, 2006.

(c) Reasons for the Recommendation.

In reaching its conclusions and recommendations described above, the Company Board consulted with the Company’s senior officers and financial and legal advisors and took into account numerous factors, including but not limited to the following:

(i)	the terms and conditions of the Offer and the Merger Agreement;

(ii)	the fact that the $5.00 per Share price to be paid in the Offer and the Merger represents (A) a 150% premium over the $2.00 closing price per Share on the last trading day prior to the announcement of the Offer and the Merger, (B) a 156% premium over the closing price per Share on the 15th trading day prior to the announcement of the Offer and the Merger and (C) a 163% premium over the closing price per Share on the 30th trading day prior to the announcement of the Offer and the Merger;

(iii)	the fact that Party A offered considerably less value to the Company’s stockholders than the Offer and the Merger and the fact that Party A’s offer of consideration in the form of Party A common stock would entail market risk for the Company’s stockholders;

(iv)	the fact that the Merger Agreement resulted from an extensive process of exploring strategic options and a competitive bidding process in which the Offer Price was the highest price offered by any party in the process;

(v)	the presentation of Canaccord as to various financial matters and the Canaccord Opinion to the effect that, as of the date of the opinion, the consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of the Canaccord Opinion, which sets forth the procedures followed, the factors considered, the limitations on the scope of the reviews undertaken, and the assumptions made, by Canaccord in arriving at its opinion, is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read the Canaccord Opinion carefully and in its entirety;

(vi)	the Company’s current cash position and cash burn rate under its current strategic operating plan which, absent realizing cash through collaborations with respect to DirectSelecttm, PPI-2458, the Company’s S1P-1 research and development program or one or more financing transactions, would enable the Company to continue operations only through approximately the end of 2007;

(vii)	the fact that, based on the process of exploring possible financing options, it appeared that achieving a financing transaction on acceptable terms would be unlikely;

(viii)	other risks associated with the Company’s current strategic operating plan, including risks relating to the Company’s ability to timely and successfully partner Direct Select TM, develop and partner its current and future product candidates, potential difficulties or delays in its clinical trials, regulatory developments involving current and future product candidates, and its effectiveness in managing its financial resources, as well as the other risks and uncertainties discussed in the Company’s filings with the SEC;

(ix)	the existence of the non-binding letter of intent with the Europe-based entity with respect to the acquisition by such entity of the Company’s Plenaxis® assets and the assumption by such entity of certain of the Company’s related liabilities, the financial benefit to the Company of such transaction, and that if such transaction occurs and the Offer and the Merger are consummated, such benefit would inure exclusively to Parent and not the Company’s stockholders;

(x)	the terms proposed by, and the status of discussions and negotiations with, two parties for a possible partnering of the Company’s S1P-1 research and development program;

(xi)	the current and historical financial condition, results of operations, business and prospects of the Company;

(xii)	the fact that the Merger Agreement, while prohibiting the Company from initiating, soliciting or encouraging the submission of any inquiries, proposals or offers that constitute an Acquisition Proposal (as defined in the Merger Agreement) or may reasonably be expected to lead to an Acquisition Proposal, does permit the Company to respond to a bona fide written unsolicited Acquisition Proposal by furnishing information to, and participating in discussions or negotiations with, any third party making such proposal, provided (among other things) that a majority of the Company Board determines in good faith (after consultation with its financial advisor and outside counsel) that such third party’s Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined in the Merger Agreement) and the Company Board determines (after consultation with outside counsel) that the failure to take such action would reasonably be deemed a breach of its fiduciary duties to the stockholders of the Company. The Company Board also took into account the fact that the Company may accept or recommend an agreement with respect to such Acquisition Proposal or terminate the Merger Agreement if (A) the Company Board determines in good faith (after consultation with its financial advisor and outside counsel) that such Acquisition Proposal constitutes a Superior Proposal, (B) the Company Board determines (after consultation with outside counsel) that the failure to take such action would reasonably be deemed a breach of its fiduciary duties to the stockholders of the Company, (C) the Company Board gives Parent five business days to propose an offer that is at least as favorable as the Superior Proposal, as it may be revised, and takes such revised offer by Parent into account in making its determination that the Acquisition Proposal is a Superior Proposal, (D) the Company pays Parent a termination fee equal to $2,700,000, and (E) the Company terminates the Merger Agreement and concurrently enters into a definitive agreement with respect to the Superior Proposal;

(xiii)	the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration, and that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes, whereas the receipt of stock in a stock-for-stock transaction such as that proposed by Party A would not be taxable to the Company’s stockholders;

(xiv)	the timing of the announcement of the Merger Agreement, which would allow stockholders who so desired, for tax-planning purposes, to sell their Shares in the market in 2006 at the increased trading prices likely to result from such announcement, or to retain their Shares and participate in the Offer or the Merger in 2007;

(xv)	the two-step structure of the transaction, which should allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short time frame, followed by the second step Merger in which stockholders who have not tendered their Shares in the Offer will receive the same cash Offer Price paid in the Offer;

(xvi)	the fact that the Merger Agreement provides that, under certain circumstances, Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the

Offer are not satisfied as of the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates;

(xvii)	the representation of Parent that it has sufficient cash or cash equivalents to satisfy all of its obligations under the Merger Agreement and the fact that the Offer is not subject to any financing condition;

(xviii)	the business reputation of GSK and Parent and their management and the substantial financial resources of Parent and, by extension, Purchaser, which the Company Board believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner;

(xix)	the absence of significant regulatory approvals to consummate the Offer and the Merger; and

(xx)	the availability of statutory appraisal rights under Delaware law in the second-step Merger for stockholders who do not tender their Shares in the Offer and do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per share amount than the Offer Price, while simultaneously avoiding delays in the transaction so that other stockholders of the Company will be able to receive the Offer Price for their Shares in the Offer or the Merger.

In making its recommendation, the Company Board was aware of and took into consideration that certain Company executives, including the Company’s Chairman and Chief Scientific Officer and the Company’s Chief Executive Officer, who are also members of the Company Board, may have certain interests in the Offer and the Merger that are different from or in addition to the interests of the Company’s stockholders generally as a result of the agreements referred to in Item 3 of this Statement and their holding of Options as referenced in Item 3 of this Statement, including the fact that in the absence of an acquisition, the Options held by management, other employees and the members of the Company Board would not be “cashed-out” and unvested Options would continue to vest in accordance with their terms.

The Company Board did not specifically assign relative weights to the foregoing factors or make a determination that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

The Company Board recognized that, while the consummation of the Offer gives the Company’s stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer and the consummation of the Merger would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

(d) Opinion of the Company’s Financial Advisor.

At the December 20, 2006 Company Board meeting, Canaccord reviewed with the Company Board its financial analyses of the consideration payable in the Offer and the Merger. Canaccord delivered the Canaccord Opinion to the Company Board that, as of the date of the Canaccord Opinion, based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders.

The full text of the written Canaccord Opinion, dated December 20, 2006, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. The Canaccord Opinion is directed to the Company Board and addresses as of the date of such opinion only the fairness, from a financial point of view, to the holders of Shares of the consideration to be received by such holders pursuant to the Merger Agreement and does not address any other aspect of the Offer or the Merger. The Canaccord Opinion is not a recommendation to any Company stockholder to tender Shares as part of the Offer or as to how any stockholder should vote with respect to the Merger Agreement or any other matter. The summary of the Canaccord Opinion set forth in this Statement is qualified in its entirety by reference to the full text of the Canaccord Opinion attached hereto as Annex A, which should be read carefully and in its entirety.

Canaccord is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Canaccord and its affiliates may provide such service to the

Company, GSK and their respective affiliates, may actively trade the debt and/or equity securities (or related derivative securities) of the Company and GSK for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities.

For a description of the terms of Canaccord’s engagement as the Company’s financial advisor see the discussion under Item 5 below.

(e) Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity in the Offer, other than such Shares, if any, that such person may have an unexercised right to purchase by exercising Options. For a description of the treatment of Options in connection with the Offer see “Treatment of Company Options in the Offer” under Item 3(a) above.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Pursuant to a letter agreement, dated June 19, 2006 (the “Engagement Letter”), the Company engaged Canaccord to act as its financial advisor in connection with the Company’s review of strategic and financial alternatives. The Company selected Canaccord as its financial advisor because it is a widely recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger and because of its prior familiarity with the Company based on its prior engagement to seek to divest the Company’s Plenaxis® assets. Pursuant to the Engagement Letter, the Company paid Canaccord an initial retainer of $100,000, and an additional $400,000 upon Canaccord’s delivery of the Canaccord Opinion. Under the Engagement Letter, upon the purchase of Shares pursuant to the Offer, an additional transaction fee of $750,000 will be payable to Canaccord. The Company also agreed in the Engagement Letter to reimburse Canaccord for all reasonable expenses (not to exceed $25,000 without the prior approval of the Company), including, without limitation, travel costs, document production, database and research expenses and reasonable fees and disbursements of Canaccord’s outside counsel, and to indemnify Canaccord and certain related persons for any losses, claims, damages or liabilities, and any legal fees and other expenses, relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past sixty days by the Company or, to the knowledge of the Company, any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization.

Except as set forth above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

(a) Section 203 of the Delaware General Corporation Law.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL)

with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(b) Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the expectation or accomplishment of the Merger) and to receive payment of such judicially determined amount in cash, together with a rate of interest, if any, determined by the Delaware court for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

The foregoing summary of appraisal rights under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

(c) Rights Agreement Amendment.

In connection with and prior to the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including (i) the announcement, approval, execution, delivery or amendment of the Merger Agreement, (ii) the announcement, commencement or amendment of the Offer or the acceptance for payment of, or purchase or payment for, Shares pursuant to the Offer, and (iii) the announcement or consummation of the Merger. The Rights Agreement was also amended so as to cause the Rights issued pursuant to the Rights Agreement to expire immediately prior to the Purchase Time. The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 1 to Rights Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

(d) Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company irrevocably granted to Purchaser an option (the “Top-Up Option”), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number (but not less than that number) of Shares (the “Top-Up Shares”) as is equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser at the time of such exercise, shall constitute one share more than 90% of the total Shares then outstanding (assuming the issuance of the Top-Up Option Shares), at a price per Share equal to the Offer Price; provided, however, that the Top-Up Option shall be excisable only once, at such time as Parent and Purchaser, directly or indirectly, own at least 85% of the total number of Shares then outstanding and may only be exercised on or prior to the twentieth business day after the expiration of the Offer pursuant to the Merger Agreement or the expiration of any subsequent offering period. In no event shall the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued shares of Common Stock (including as authorized and unissued shares of Common Stock any shares of Common Stock held in the treasury of the Company). In addition, the Top-Up Option may not be exercised if any provision of applicable law or any judgment, injunction, order or decree of any governmental entity shall prohibit, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any governmental entity or the Company’s stockholders in connection with the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise, which action, consent, approval, authorization or permit, action, filing or notification has not theretofore been obtained or made, as applicable. Also, under the Merger Agreement, Purchaser is required, concurrently with any exercise of the Top-Up Option, to give written notice to the Company that, as promptly as practicable following such exercise, Purchaser intends to (and Purchaser and Parent are required to, as promptly as practicable after such exercise) consummate the Merger as a “short-form” merger pursuant to Section 253 of the DGCL as described under Item 8(e)-“Short-form Merger” below.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(e) Short-form Merger.

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise (including through exercise of the Top-Up Option), at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

(f) Regulatory Approvals.

United States Antitrust Approvals.  Expiration or termination of the applicable waiting period under the HSR Act, if any, is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer. The Company believes, and Purchaser has advised the Company that Purchaser believes, that the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), are not applicable to the Offer and the Merger. If such provisions were applicable to the Offer, the Offer could not be consummated until the expiration of a 15-calendar day waiting period commenced by the filing of the required Notification and Report Forms with respect to the Offer, unless GSK received a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If the HSR Act were applicable to the Offer and the HSR Act waiting period expired or was terminated, consummation of the Merger would not require an additional filing under the HSR Act if the Purchaser owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divesture of Shares acquired by the Purchaser or the divestiture of substantial assets of the Company or of GSK or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Foreign Antitrust Approvals.  It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”), and that any applicable waiting periods thereunder have expired or been terminated. The Company is not aware, and Purchaser has advised the Company that it is not aware, of any Foreign Antitrust Laws that are applicable to the Offer or the Merger. If any Foreign Antitrust Laws are applicable to the Offer or the Merger, the Company and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

(g) Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders, and is incorporated herein by reference.

(h) Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, as well as the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006, filed by the Company with the SEC, each of which is incorporated herein by reference.

Item 9.	Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated January 9, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)*
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)*
(a)(3)	Joint press release issued by GSK and the Company dated December 21, 2006 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by the Company with the SEC on December 21, 2006)
(a)(4)	Text of press release issued by GSK on January 9, 2006 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)
(a)(5)	Form of summary advertisement, published January 9, 2007 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO)
(a)(6)	Letter to Stockholders of the Company dated January 9, 2007*
(e)(1)	Agreement and Plan of Merger dated as of December 20, 2006, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 22, 2006)
(e)(2)(A)	Letter Agreement dated May 9, 2002 by and between the Company and Malcolm L. Gefter, Ph.D. (incorporated by reference to Exhibit 10.4 of the Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed by the Company with the SEC on August 12, 2002)
(e)(2)(B)	Letter Agreement dated May 9, 2002 by and between the Company and Kevin F. McLaughlin (incorporated by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q for the period ended June 30, 2002 filed by the Company with the SEC on August 12, 2002)
(e)(2)(C)	Letter Agreement dated September 16, 2004 by and between the Company and Edward C. English (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Company with the SEC on September 21, 2004)
(e)(2)(D)	Letter Agreement dated September 16, 2004 by and between the Company and Richard W. Wagner, Ph.D. (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by the Company with the SEC on September 21, 2004)
(e)(3)	Confidential Disclosure Agreement between Parent and the Company dated October 18, 2005 (incorporated by reference to Exhibit (d)(2) to the Schedule TO)
(e)(4)	Excerpted paragraphs of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006 filed by the Company with the SEC on May 5, 2006

Exhibit No.	Description

(e)(5)	Confidentiality Agreement between Parent and the Company dated November 10, 2006 (incorporated by reference to Exhibit (d)(3) to the Schedule TO)
(e)(6)	Amendment No. 1 to Rights Agreement dated December 20, 2006 by and between the Company and the Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the SEC on December 22, 2006)
(e)(7)	Opinion of Canaccord dated December 20, 2006 (included as Annex A to the Statement)*
(e)(8)	Information Statement of the Company dated as of January 9, 2007 (included as Annex B to the Statement)*

Annex A Opinion of Canaccord dated December 20, 2006*
Annex B Information Statement of the Company dated as of January 9, 2007*

*	Included with the Schedule 14D-9 mailed to the Company’s stockholders.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRAECIS PHARMACEUTICALS INCORPORATED

By:	/s/ Kevin F. McLaughlin
Name: Kevin F. McLaughlin
Title: President and Chief Executive Officer

Dated: January 9, 2007

Annex A
Canaccord Adams Inc.

99 High Street
Boston, MA 02110

T: 617.371.3900

December 20, 2006

Board of Directors
PRAECIS PHARMACEUTICALS INCORPORATED
830 Winter Street
Waltham, MA 02451-1420

Members of the Board of Directors:

You have requested our opinion (the “Fairness Opinion”) as to the fairness, from a financial point of view, of the $5.00 per share cash consideration (the “Per Share Consideration”) to be received by holders of common stock, par value $0.01 per share (the “Company Common Stock”) of PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (the “Company”), in the Tender Offer (as defined below) and the Merger (as defined below), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among SmithKline Beecham Corporation (“Parent”), a Pennsylvania corporation, Pilgrim Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Parent, and the Company. The Merger Agreement provides a tender offer for all of the Company Common Stock (the “Tender Offer”) pursuant to which Purchaser will pay $5.00 per share of Company Common Stock in cash for each share accepted. The Merger Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock (other than Company Common Stock already owned by Purchaser) will be converted into the right to receive $5.00 per share of Company Common Stock in cash (the Tender Offer, Merger and any other transactions contemplated by the Merger Agreement, collectively referred to as the “Transaction”).

Canaccord Adams Inc. (“Canaccord Adams”), as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have been engaged to serve as financial advisor to the Board of Directors of the Company and will receive a fee for our services, a portion of which is contingent upon consummation of the Transaction.

In developing our Fairness Opinion, we have, among other things: (i) reviewed the Company’s Forms 10-K, 10-Q and other documents as filed with the Securities and Exchange Commission through the date hereof; (ii) analyzed certain internal financial statements including certain projected financial and operating data concerning the Company prepared by Company management; (iii) conducted discussions with members of senior management of the Company; (iv) reviewed the historical market prices and trading activity for the Company Common Stock and compared them with those of certain publicly traded companies we deemed to be relevant and comparable to the Company; (v) compared the results of operations of the Company with those of certain companies we deemed to be relevant and comparable to the Company; (vi) compared the financial terms of the Transaction with the financial terms of certain other mergers and acquisitions we deemed to be relevant and comparable to the Transaction; (vii) reviewed the terms of the formal Merger Agreement, the exhibits thereto and certain related agreements furnished to us by the Company which, for purposes of this Fairness Opinion, we have assumed, with your permission to be identical in all material respects to the agreement to be executed; and (viii) reviewed such other financial studies and analyses, performed such other investigations, and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions. We also considered the process conducted during 2006 in which Canaccord Adams represented the Company in seeking strategic alternatives, including the potential sale or merger of the Company to or with a non-affiliated third party.

In connection with our review and arriving at our Fairness Opinion, we have not independently verified any of the foregoing information, have relied on such information, have assumed that all such information is complete and accurate in all material respects, and have relied on assurances of management that they are not aware of any facts that would make such information misleading. With respect to the internal financial forecasts reviewed, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management. We have also assumed that the Transaction will be consummated upon the terms set forth in the Merger Agreement, without waiver, modification or amendment of any material term, condition or agreement therein. We have also assumed that, in the course of obtaining necessary regulatory and third party approvals and consents for the Merger, no modification, delay, limitation, restriction or conditions will be imposed that will have an adverse effect on the Company, the Purchaser or the contemplated benefits of the Merger.

Our Fairness Opinion is rendered on the basis of securities, economic and market conditions prevailing as of the date hereof and on the prospects, financial and otherwise, of the Company known to us as of the date hereof. It should be understood that (i) subsequent developments may affect the conclusions expressed in this Fairness Opinion if this Fairness Opinion were rendered as of a later date, and (ii) Canaccord Adams disclaims any obligation to advise any person of any change in any manner affecting this Fairness Opinion that may come to our attention after the date of this Fairness Opinion. We have not undertaken to reaffirm or revise this Fairness Opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this Fairness Opinion. We have not been requested to conduct and we have not conducted, nor have we received copies of, any independent valuation or appraisal of any of the assets of the Company, nor have we been furnished with such appraisals. In addition, we have assumed, with your consent, that any material liabilities (contingent or otherwise, known or unknown) of the Company are as set forth in the financial statements of the Company.

Our Fairness Opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction. Our Fairness Opinion does not constitute a recommendation to any holder of Company Common Stock on whether to tender such holder’s shares of Company Common Stock in connection with the Tender Offer or how any holder of Company Common Stock should vote with respect to the Merger. In the ordinary course of our business, we and our affiliates may trade the Company’s Common Stock for our own account or our affiliate’s, and for the accounts of our customers, and may at any time hold long or short positions in Company Common Stock.

It is agreed between the Board of Directors and Canaccord Adams that this Fairness Opinion, as set forth in this letter form, is for the information of the Board of Directors of the Company only and may not be relied upon by any other party for any other purpose without our prior written consent, except that this Fairness Opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Sincerely,

CANACCORD ADAMS INC.

A-2

Annex B

PRAECIS PHARMACEUTICALS INCORPORATED
830 WINTER STREET
WALTHAM, MASSACHUSETTS 02451
(781) 795-4100

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about January 9, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.01 per share (the “Common Stock”), of PRAECIS PHARMACEUTICALS INCORPORATED, a Delaware corporation (the “Company”), including the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 24, 2001, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agreement”) (the shares of Common Stock, together with the Rights, being referred to collectively as the “Shares”).

The Schedule 14D-9 relates to the cash tender offer by Pilgrim Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of SmithKline Beecham Corporation, a Pennsylvania corporation (“Parent”) and an indirect wholly-owned subsidiary of GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“GSK”), disclosed in a Tender Offer Statement on Schedule TO dated January 9, 2007 (the “Schedule TO”) and filed with the Securities and Exchange Commission (“SEC”), to purchase all of the outstanding Shares at a price of $5.00 per Share, net to the seller in cash (such price per Share, or if increased, such higher price per Share, the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible designation by Purchaser of persons to serve on at least one-half of the seats on the Board of Directors of the Company (the “Board”).

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent provided the information in this Information Statement concerning Parent, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of the close of business on January 8, 2007, there were 10,744,643 outstanding Shares.

BACKGROUND INFORMATION

On December 20, 2006, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as practicable following completion of the Offer, Purchaser will merge with and into the Company (the “Merger,” and together with the Offer, the “Transaction”). Upon consummation of the Merger (the “Effective Time”), the Company will continue as the surviving corporation and will continue its corporate existence under the laws of the State of Delaware and the separate corporate existence of Purchaser will cease.

At the Effective Time (by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or any holders of the Shares) (a) each Share held in the treasury of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly-owned Subsidiary of Parent or the Company immediately prior to the Effective Time shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto (the “Cancelled Shares”) and (b) each issued and outstanding Share, other than Cancelled Shares and, where applicable, other than Shares held by stockholders who are entitled to and who have properly exercised appraisal rights under the Delaware General Corporation Law, will be converted into the right to receive $5.00 in cash, or any higher price that may be paid per Share in the Offer (the “Merger Consideration”) without interest thereon and less any required withholding taxes. As a result of the Merger, the Company will become a wholly-owned subsidiary of Parent.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that promptly upon the purchase of a majority of the then outstanding Shares pursuant to the Offer and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Parent will be entitled to designate such number of directors to serve on the Board (the “Designees”), rounded up to the next whole number, as will give Purchaser representation on the Board equal to the product of (a) the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) and (b) the percentage that the number of Shares purchased in the Offer bears to the number of Shares outstanding. The Company will increase the size of the Board or use its reasonable best efforts to secure the resignations of incumbent directors as is necessary to enable such Designees to be elected or appointed to the Board (including, if necessary, to ensure that a sufficient number of directors who are considered independent directors within the meaning of the rules of The NASDAQ Stock Market, LLC are serving on the Board in order to satisfy such rules or comply with the federal securities laws). The Merger Agreement provides further that the Company will use its reasonable best efforts to cause the number of Designees on each committee of the Board to constitute the same percentage as is on the entire Board (after giving effect to the previous sentence).

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). All the positions listed below under Principal Occupation or Employment for each Potential Designee are positions within GSK.

		Principal Occupation or	Country of
Name and Age	Business Address	Employment	Citizenship

Dr. Moncef Slaoui Age 47	709 Swedeland Road King of Prussia, PA 19406	Chairman, Research and Development since June 2006; prior thereto Senior Vice President, Worldwide Business Development — R&D since May 2003; prior thereto Senior Vice President, Business & New Product Development since March 2001	Belgium/ Morocco

		Principal Occupation or	Country of
Name and Age	Business Address	Employment	Citizenship

Christopher Viehbacher Age 46	Five Moore Drive PO Box 13398 Research Triangle Park, NC, 27709	President, US Pharmaceuticals since January 2003; prior thereto President, Pharmaceuticals Europe since January 2001	Germany/ Canada
Donald Parman Age 56	One Franklin Plaza Philadelphia, PA 19102	Vice President and Associate General Counsel since January 2001	USA
Audrey Klijian Age 50	One Franklin Plaza Philadelphia, PA 19102	Assistant Treasurer — Americas since January 2001	USA
Norman Vojir Age 46	One Franklin Plaza Philadelphia, PA 19102	Vice President, Economic Analysis — Americas and Japan since November 2004; prior thereto, Director, Economic Analysis — Americas and Japan since January 2001	USA
Michael Corrigan Age 56	Three Franklin Plaza, Philadelphia, PA 19102	Senior Vice President, Finance — US Pharmaceuticals since January 2001	USA
Paul Parsonson Age 54	709 Swedeland Road King of Prussia, PA 19406	Senior Vice President, Finance — Research & Development since July 2006; prior thereto Senior Vice President, Finance — Pharmaceuticals International since January 2001	New Zealand
Dr. Allen Oliff Age 56	709 Swedeland Road King of Prussia, PA 19406	Senior Vice President, Molecular Discovery Research since July 2006; prior thereto Senior Vice President, Microbial/MS/Proliferative Diseases since December 2001	USA

CURRENT BOARD OF DIRECTORS

The Board currently consists of eight members who will hold office until the 2007 Annual Meeting of Stockholders of the Company and until their respective successors are elected and qualified, subject to their prior death, resignation or removal.

Information About the Directors

Malcolm L. Gefter, Ph.D. Age 64	Malcolm L. Gefter, Ph.D., founded the Company and has served as a director since July 1993, as Chairman of the Board since February 1994 and as our Chief Scientific Officer since January 2005. From July 1996 to January 2005, Dr. Gefter served as our Chief Executive Officer, and from July 1998 to May 2002, he was also our President. Dr. Gefter was our Treasurer from July 1993 to July 1998. Dr. Gefter has been a professor of biology at the Massachusetts Institute of Technology and is now professor emeritus. He has authored more than 200 original scientific papers. Dr. Gefter was a founder of ImmuLogic Pharmaceutical Corporation, and from 1987 to March 1997, served as Chairman of the Board of Directors of ImmuLogic. Dr. Gefter received his B.S. in Chemistry from the University of Maryland and his Ph.D. in Molecular Biology from Albert Einstein College of Medicine.

Kevin F. McLaughlin Age 50	Kevin F. McLaughlin has served as a member of the Board and as our Chief Executive Officer since January 2005 and as President since September 2004. Mr. McLaughlin served as our Chief Operating Officer from September 2004 to January 2005. Prior to this, Mr. McLaughlin served as our Chief Financial Officer from September 1996 to September 2004, our Treasurer from July 1998 to September 2004 and our Secretary from January 1997 to November 2004. Mr. McLaughlin was an Executive Vice President from January to September 2004, a Senior Vice President from July 1998 to January 2004, and a Vice President from September 1996 to July 1998. Prior to joining the Company, he was Vice President and Chief Financial Officer of Advanced Techcom, Inc., a privately-held communications company, from March 1996 to August 1996. From 1980 to 1996, he held senior level financial positions at Computervision Corporation and its predecessor Prime Computer, Inc., including Vice President, Treasurer and Director of Corporate Planning, where he was directly involved with financial, accounting and investor relations management, as well as public and private financing. Mr. McLaughlin received his B.S. in Accounting from Northeastern University and his MBA from Babson College.

G. Leonard Baker, Jr. Age 64	G. Leonard Baker, Jr. has served as a member of the Board since March 1994. Since 1973, Mr. Baker has been a Managing Director of the General Partner of Sutter Hill Ventures, a venture capital firm. Mr. Baker also serves as a director of Therma-Wave, Inc., Corcept Therapeutics Incorporated and a number of privately held companies.

Garen G. Bohlin Age 59	Garen G. Bohlin has served as a member of the Board since July 2003. Mr. Bohlin is the Chief Operating Officer of Sirtris Pharmaceuticals, Inc., a privately held biotechnology company. Prior to joining Sirtris, Mr. Bohlin served as President and Chief Executive Officer of Syntonix Pharmaceuticals, Inc., a privately held biotechnology company, from September 1998 through July 2005. Prior to that time, Mr. Bohlin spent 14 years at Genetics Institute, Inc. (“GI”), a biotechnology company. In his last position at GI, he served as Executive Vice President with responsibility for essentially all of the non-scientific areas of GI that comprised approximately half of the Company’s then 1,600 employees. Prior to joining GI, Mr. Bohlin spent 13 years at Arthur Andersen, a public accounting firm, where, as partner, he oversaw all client activities for a broad range of Fortune 500 businesses, as well as smaller publicly and privately owned companies. He serves as a director of Acusphere, Inc., and was past chair and a director of the Massachusetts Biotechnology Council.
Henry F. McCance Age 63	Henry F. McCance has served as a member of the Board since December 1993. Mr. McCance has been employed at Greylock Management Corporation, a private venture capital group, since 1969, where he has been President since 1990 and Chairman of the Board since 1997. Mr. McCance is a general partner of several venture capital funds affiliated with Greylock. Mr. McCance also serves as a director of Cabot Corporation.

Leonard E. Post, Ph.D. Age 54	Leonard E. Post, Ph.D., has served as a member of the Board since September 2003. Dr. Post is currently a privately employed scientific consultant. From July 2000 to January 2006, Dr. Post was the Senior Vice President of Research and Development at Onyx Pharmaceuticals, Inc., a biotechnology company. Prior to joining Onyx Pharmaceuticals, Dr. Post spent nine years at the Parke-Davis Pharmaceutical Research Division of Warner-Lambert Company, a global pharmaceutical company, where he held various management positions, including Vice President, Discovery. From 1981 to 1991, Dr. Post held various scientific and management positions at The Upjohn Company. From 1993 to June 2000, Dr. Post also served as an adjunct professor in the Department of Microbiology and Immunology at the University of Michigan, and from 1990 to 1994, he was a member of the NIH Recombinant DNA Advisory Committee.

David B. Sharrock Age 70	David B. Sharrock has served as a member of the Board since February 1994. Since 1994, Mr. Sharrock has been a privately employed business consultant. From 1990 to 1994, Mr. Sharrock was Executive Vice President and Chief Operating Officer of Marion Merrell Dow Inc., a global pharmaceutical company, and from 1988 to 1989, he was President and Chief Operating Officer of Merrell Dow Pharmaceuticals, Inc. Mr. Sharrock also serves as a director of Cincinnati Bell, Inc., Indevus Pharmaceuticals, Inc. and MGI Pharma, Inc.

Patrick J. Zenner Age 59	Patrick J. Zenner has served as a member of the Board since July 2001. Mr. Zenner served as the interim Chief Executive Officer and Chairman of the Board of Curagen Corporation, a genomics-based pharmaceutical company, from May 2005 until March 2006. In January 2001, Mr. Zenner retired from Hoffmann La Roche Inc., North America, the prescription drug unit of the Roche Group, a leading research-based health care enterprise, where he served as President and Chief Executive Officer since 1993, and was a member of the global Pharmaceutical Executive Committee. Mr. Zenner joined Hoffmann La Roche Inc. in 1969 and held a number of executive positions both internationally and domestically during his tenure. Mr. Zenner also serves as a director of Dendrite International, Inc., Geron Corporation, Curagen Corporation, ArQule, Inc., West Pharmaceutical Services, Inc., First Horizon Pharmaceutical Corporation, XOMA, Ltd., EXACT Sciences Corporation and other private companies.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers. Our executive officers serve at the discretion of the Board. There are no family relationships between any of our directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has been employed or otherwise associated is a parent, subsidiary or affiliate of the Company.

Edward C. English, age 39, has been our Vice President, Chief Financial Officer and Treasurer since September 2004 and our Assistant Secretary since November 2004. Mr. English joined the Company in February 1997 and has held various senior positions in the accounting and finance department, most recently serving as the Senior Director of Finance and Corporate Controller. From 1990 until January 1997, Mr. English was a Certified Public Accountant with KPMG LLP, a public accounting firm, where he held various positions including working as a manager on audit engagements in the Health Care and Life Sciences practice. Mr. English received his B.S. in Business Administration from Georgetown University and a joint M.S. in Accounting and MBA from Northeastern University.

Richard W. Wagner, Ph.D., age 45, has been our Executive Vice President, Discovery Research since January 2004. Dr. Wagner joined the Company in December 2002 as Executive Vice President, Science and Technology. Prior to joining the Company, Dr. Wagner was Senior Vice President of Research at Phylos, Inc., a privately held biopharmaceutical company, where he was responsible for research efforts in Lexington, Massachusetts, and at Phylos GmbH, a German subsidiary of Phylos. From July 1997 to August 2000, he served as Vice President of Research and Development at Phylos. From 1989 to 1997, Dr. Wagner held several positions at Gilead Sciences, Inc., a biopharmaceutical company, where he most recently was Director of Cell Biology, a member of Gilead’s management team and a leading expert on the development of antisense therapeutics. Dr. Wagner received his B.S. in biochemistry from Trinity College, his Ph.D. in chemistry from Brown University, and was a National Cancer Institute post-doctoral fellow at the Wistar Institute, University of Pennsylvania.

BOARD ACTIONS; COMMITTEES OF THE BOARD

During 2006, the Board held six regular meetings, ten special meetings and acted by unanimous written consent twice.

The Board has designated three principal standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The composition and functions of these committees, and the number of meetings held in 2006, are described below.

Audit Committee

The Audit Committee is a separately-designated committee established by the Board in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is currently comprised of Messrs. Baker, Bohlin and McCance, each of whom is independent under Rule 10A-3(b)(1) under the Exchange Act and the applicable rules of the National Association of Securities Dealers, Inc. (the “NASD”). Mr. Bohlin is the Chairman of the Audit Committee.

All of the members of the Audit Committee are financially literate, knowledgeable and qualified to review the Company’s financial statements. The Board has determined that Mr. Bohlin qualifies as an “audit committee financial expert” as such term is defined in Item 401(h)(2) of Regulation S-K under the Securities Act of 1933, as amended (the “Securities Act”).

The Audit Committee met five times during 2006. In addition, Mr. Bohlin, in his capacity as Chairman of the Audit Committee, participates in meetings with management and Ernst & Young LLP, the Company’s independent registered public accounting firm, regarding the Company’s financial results and other financial and accounting matters. Mr. Bohlin provides summary reports of these meetings to the other members of the Audit Committee. The Audit Committee oversees the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. On November 13, 2003, the Board approved an Amended and Restated Audit Committee Charter that sets forth in detail the duties and responsibilities of the Audit Committee. A copy of the Amended and Restated Audit Committee Charter was annexed to the Company’s proxy statement relating to its 2004 Annual Meeting of Stockholders and is available on our website at http://www.praecis.com, under “Investor Relations — Corporate Governance.” The report of the Audit Committee in respect of fiscal year 2005 is included elsewhere in this information statement.

Compensation Committee

The Compensation Committee is currently comprised of Messrs. Post, Sharrock and Zenner, each of whom is an “independent director” under the applicable rules of the NASD, a “Non-Employee Director” within the meaning of Section 16 of the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Zenner is the Chairman of the Compensation Committee. The Compensation Committee held six regular meetings and one special meeting during 2006 and acted by written consent once. The Compensation Committee is responsible for reviewing and recommending salaries for the Company’s executive officers, reviewing and recommending compensation for non-employee members of the Board, approving equity incentive awards and other forms of compensation for the Company’s executive officers, administering our Fourth Amended and Restated 1995 Stock Plan (the “Stock Plan”), Second Amended and Restated Employee Stock Purchase Plan, as amended (the “ESPP”), Executive Management Bonus Plan and Management Incentive Program and providing recommendations on various other matters. The Compensation Committee is governed by a charter, a current copy of which is available on our website at http://www.praecis.com, under “Investor Relations — Corporate Governance.”

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently comprised of Messrs. Baker, Bohlin, McCance, Post, Sharrock and Zenner, each of whom is an “independent director” under the applicable rules of the NASD. Mr. McCance is the Chairman of the Nominating and Corporate Governance Committee. Mr. McCance has also been designated as the lead outside director. The Nominating and Corporate Governance Committee held one formal meeting during 2006 and acted by written consent once. In addition, matters covered in the Nominating and Corporate Governance Committee Charter were discussed by the independent directors of the Company during the executive sessions which followed each regularly scheduled Board meeting.

The functions of the Nominating and Corporate Governance Committee include identifying and recommending to the Board individuals qualified to serve as directors of the Company; recommending to the Board directors to serve on committees of the Board; advising the Board with respect to matters of Board composition and procedures; overseeing corporate governance matters generally; and overseeing the annual evaluation of the Board and the Company’s management.

The Nominating and Corporate Governance Committee is governed by a charter, a current copy of which is available on our website at http://www.praecis.com, under “Investor Relations — Corporate Governance.” A copy of the charter is also available in print to stockholders upon request, addressed to the attention of the Secretary at PRAECIS PHARMACEUTICALS INCORPORATED, 830 Winter Street, Waltham, Massachusetts 02451-1420. In addition, the Nominating and Corporate

Governance Committee is governed by Corporate Governance Guidelines, a current copy of which is available on our website at the address specified above.

The Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders anytime prior to 120 days before the anniversary date of the Company’s preceding Annual Meeting of Stockholders. In considering candidates submitted by stockholders, the Committee will take into consideration the needs of the Board and the qualifications of the proposed candidate. To have a candidate considered by the Nominating and Corporate Governance Committee, a stockholder must submit the recommendation in writing and must include the following:

The name and address of the stockholder, evidence of the person’s beneficial ownership of Company stock, including the number of shares beneficially owned and the length of time of such beneficial ownership, and a description of any agreements, arrangements or understandings between the stockholder and the proposed candidate and any other person(s) (including their names) pursuant to which the recommendation is being made; and

The name, age, business and residence address of the proposed candidate, the number of shares of Common Stock of the Company, if any, beneficially owned by the proposed candidate, the proposed candidate’s resume or a listing of his or her qualifications to be a director of the Company, and the proposed candidate’s consent to be named as a director if recommended by the Nominating and Corporate Governance Committee and nominated by the Board.

In order for a proposed candidate recommended by a stockholder or stockholders as described above to be considered by the Nominating and Corporate Governance Committee, the stockholder recommendation and information described above must be sent by certified or registered mail, return receipt requested, to the attention of the Secretary at PRAECIS PHARMACEUTICALS INCORPORATED, 830 Winter Street, Waltham, Massachusetts 02451-1420 and must be received by the Secretary not less than 120 days prior to the anniversary date of the Company’s preceding Annual Meeting of Stockholders.

The Nominating and Corporate Governance Committee believes that, in order to be recommended by it as a director nominee, a candidate must have such knowledge, experience, skills and expertise so as to enhance the Board’s ability to manage and direct the affairs and business of the Company. Accordingly, when considering potential nominees, the Committee examines a candidate’s specific experience, knowledge, skills, expertise, integrity, diversity, ability to make independent analytical inquiries, understanding of the Company’s business environment and willingness to devote adequate time and effort to Board responsibilities. The Committee will also consider, when applicable, whether a candidate’s skill and experience would enhance the ability of a particular Board committee to fulfill its duties or satisfy any independence requirements imposed by law, regulation or the NASD.

Potential nominees may come to the attention of the Nominating and Corporate Governance Committee from current directors, executive officers or other persons. As described above, the Committee will also consider candidates recommended by stockholders. The Committee also, from time to time, engages firms that specialize in identifying director candidates.

Once a person has been identified by the Nominating and Corporate Governance Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Committee requests information from the candidate, reviews the person’s accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate’s credentials and accomplishments. The Committee’s evaluation process does not vary based on whether or not a candidate is recommended by a stockholder, although, as indicated above, the Board may take into consideration the number of shares of Common Stock held by the recommending stockholder and the length of time that such shares of Common Stock have been held.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

The Board has established a process to receive communications from stockholders. Stockholders may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual director or any group or committee of directors, correspondence should be addressed to the Board or any such individual director or group or committee of directors by either name or title. All such correspondence should be sent to the attention of the Secretary at PRAECIS PHARMACEUTICALS INCORPORATED, 830 Winter Street, Waltham, Massachusetts 02451-1420.

All communications received as set forth in the preceding paragraph will be opened by the Company’s Legal Department for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the Board or any individual director or group or committee of directors, the Company’s Legal Department will make sufficient copies of the contents to send to such director or each director who is a member of the group or committee to which the envelope is addressed.

It is the Company’s policy that directors are invited and encouraged to attend the Company’s annual stockholder meetings. All of our eight directors attended the 2006 Annual Meeting of Stockholders.

DIRECTOR COMPENSATION

We pay all non-employee directors an annual retainer of $15,000, plus $1,500 for each regularly scheduled Board meeting they attend in person or participate in by telephone. We also pay each non-employee director a fee of $1,000 for each regularly scheduled committee meeting that he attends in person or participates in by telephone and $500 for any other special telephonic Board or committee meeting in which he participates. Mr. Bohlin receives a per-meeting fee of $1,000 for his attendance and participation in, on behalf of the Audit Committee and in his capacity as the Chairman of that Committee, meetings with the Company’s management and Ernst & Young LLP regarding the Company’s financial results and other financial and accounting matters. In addition, we reimburse our directors for reasonable expenses in connection with attending board and committee meetings.

Directors are eligible to receive stock options under the Stock Plan. In connection with their initial election to the Board, non-employee directors receive an option grant to purchase 4,000 shares of Common Stock. Each initial option grant vests and becomes exercisable in equal monthly installments over a three-year period from the date of grant so long as the individual continues to be a member of the Board. In addition, non-employee directors generally receive an annual option grant, normally in November. The Company’s non-employee directors did not receive an annual option grant in 2006 given the status in November 2006 of the Company’s evaluation of strategic alternatives. In March 2006, Dr. Gefter, the Company’s non-executive Chairman and Chief Scientific Officer, was granted an option to purchase 8,000 shares of Common Stock at an exercise price of $5.99 per share primarily in connection with his service on the Board. The March 2006 grant to Dr. Gefter was due, in part, to the fact that Dr. Gefter did not receive any option grant during 2005 in respect of his service as a director or as an employee of the Company. This grant vests and becomes exercisable in equal monthly installments over a twelve-month period.

DIRECTOR COMPENSATION TABLE

The following table sets forth the director compensation (other than for Kevin F. McLaughlin, the compensation of whom is described below) for the fiscal year ended December 31, 2006 of all non-employee directors of the Company and for Dr. Gefter.

Name	Fees Earned or Paid in Cash		Option Awards (1)(2)(3)	Total

G. Leonard Baker, Jr	$35,000		$9,314	$44,314
Garen G. Bohlin	33,000		22,698	55,698
Henry F. McCance	36,000		9,314	45,314
Leonard E. Post, Ph.D.	36,500		33,240	69,740
David B. Sharrock	36,000		9,314	45,314
Patrick J. Zenner	32,000		9,314	41,314
Malcolm L. Gefter, Ph.D.	—	(4)	24,081	24,081	(4)

(1)	During 2006, no stock options or other equity-based awards were granted to the Company’s directors listed above other than Dr. Gefter, who received an award with a grant date fair value of $28,995, of which $24,081 represents the compensation cost recognized during 2006, as described in footnote (2).

(2)	Amounts in this column represent the compensation cost of stock option awards recognized during 2006. These amounts have been calculated in accordance with SFAS No. 123R using the Black-Scholes option pricing model and the assumptions outlined in the footnotes to the Company’s financial statements included in the Company’s Annual Report of Form 10-K for the year ended December 31, 2005 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2006 filed with the SEC (as modified by guidance provided by the SEC).

(3)	As of December 31, 2006, the directors listed above had the following aggregate number of stock option awards outstanding: G. Leonard Baker, Jr., 16,000; Garen G. Bohlin, 12,000; Henry F. McCance, 16,000; Leonard E. Post, Ph.D., 10,000; David B. Sharrock, 18,250; Patrick J. Zenner, 16,000. Dr. Gefter holds 289,010 options, all but 8,000 of which (those described in the table above) were granted in connection with Dr. Gefter’s employment (rather than in connection with his service as a director).

(4)	Dr. Gefter was paid a salary in the amount of $200,000 during 2006 in respect of his service as an employee of the Company. Dr. Gefter also has a Letter Agreement with the Company (described in the Schedule 14d-9 to which this Information Statement is Annex B, under Item 3(a) — “Severance Agreements with Certain Executive Officers and a Director”) and Dr. Gefter also exercised Company options during 2006 with a net value at exercise of $198,530.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the beneficial ownership of our Common Stock as of December 31, 2006, except as otherwise noted, by:

(i) each named executive officer (as defined under the heading, “Summary Compensation Table”);

(ii) each of our directors;

(iii) each person who is known by us to beneficially own more than five percent of our Common Stock; and

(iv) all of our executive officers and directors as a group.

This information is based upon information received from or on behalf of the individuals or entities named below. Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o PRAECIS PHARMACEUTICALS INCORPORATED, 830 Winter Street, Waltham, Massachusetts 02451-1420.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated in the footnotes below, we believe, based on the information furnished or otherwise available to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 10,728,416 shares of Common Stock outstanding as of December 31, 2006.

In computing the number of shares of Common Stock beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days after December 31, 2006 were deemed to be outstanding. We did not deem such shares of Common Stock to be outstanding, however, for the purpose of computing the percentage ownership of any other person. Asterisks indicate beneficial ownership of less than one percent.

		Number
		of Shares
	Number	Subject to
Name and Address of Beneficial Owner	of Shares	Options (1)	Percent

Lloyd I. Miller, III (2)	768,543	—	7.2%
4550 Gordon Drive Naples, FL 34102
Dimensional Fund Advisors Inc. (3)	728,615	—	6.8
1299 Ocean Avenue 11th Floor Santa Monica, CA 90401
Kevin F. McLaughlin	45,000	157,125	1.9
Edward C. English	1,956	44,024	*
Richard W. Wagner, Ph.D.	4,048	64,689	*

		Number
		of Shares
	Number	Subject to
Name and Address of Beneficial Owner	of Shares	Options (1)	Percent

Marc B. Garnick, M.D. (4)	104,296	—	1.0
Malcolm L. Gefter, Ph.D. (5)	171,628	259,259	3.9
G. Leonard Baker, Jr.(6)	383,420	16,000	3.7
c/o Sutter Hill Ventures 755 Page Mill Road, Suite A-200 Palo Alto, CA 94304
Garen G. Bohlin	—	12,000	*
c/o Sirtris Pharmaceuticals, Inc. 790 Memorial Drive, Suite 104 Cambridge, MA 02139
Henry F. McCance	14,054	16,000	*
c/o Greylock Limited Partnership 880 Winter Street Waltham, MA 02451
Leonard E. Post, Ph.D.	—	10,000	*
David B. Sharrock	12,750	18,250	*
Patrick J. Zenner	—	16,000	*
All directors and executive officers as a group (10 persons)	632,856	613,347	11.0

(1)	Reflects the number of shares of Common Stock issuable upon the exercise of options exercisable as of March 1, 2007.

(2)	Based on information provided to the Company by Lloyd I. Miller, III, on January 4, 2007. Based on such information, as of December 31, 2006, Mr. Miller had sole voting and dispositive power with respect to 666,227 of the listed shares of Common Stock as the manager of a limited liability company that is the general partner of a certain limited partnership. Mr. Miller has shared voting and dispositive power with respect to 102,316 of the listed shares of Common Stock as an investment advisor to the trustee of a certain family trust.

(3)	According to a Schedule 13F for the period ended September 30, 2006, filed by Dimensional Fund Advisors Inc. on behalf of itself, Dimensional Fund Advisors Ltd. and DFA Australia Limited, with the SEC on December 15, 2006, the institutional investment managers have no voting authority with respect to 14,280 of the listed shares of Common Stock.

(4)	Effective as of the close of business on June 19, 2006, Dr. Garnick’s employment as the Company’s Executive Vice President and Chief Medical and Regulatory Officer was terminated and Dr. Garnick became a part-time consultant to the Company through December 31, 2006. In consideration of the execution by Dr. Garnick of a release in favor of the Company, the Compensation Committee of the Board approved the acceleration of vesting of the unvested portions of two of Dr. Garnick’s outstanding option grants to purchase an aggregate of 33,998 shares of common stock at a weighted average exercise price of $5.80 per share, and also provided that such options would remain exercisable until December 31, 2006. The remainder of Dr. Garnick’s outstanding options ceased vesting as of June 19, 2006 and, to the extent such options were vested and exercisable as of such date, were exercisable for a period of 90 days thereafter in accordance with the terms of those options.

(5)	Includes 1,300 shares of Common Stock held by Dr. Gefter as custodian for his daughter and 1,300 shares of Common Stock held by Dr. Gefter as custodian for his son.

(6)	Includes 312,119 shares of Common Stock held by Sutter Hill Ventures and affiliated entities, as to which Mr. Baker, a member of the Board and a managing director of the general partner of Sutter Hill Ventures, shares voting and investment power with the other managing directors of the general partner of Sutter Hill Ventures. Mr. Baker disclaims beneficial ownership of the shares of Common Stock held by Sutter Hill Ventures and the other affiliated entities, except to the extent of his proportionate partnership interest therein. Also includes 14,675 shares of Common Stock held by a family trust of which Mr. Baker is a co-trustee and 26,185 shares of Common Stock held by the SHV Profit Sharing Trust, a retirement trust for the benefit of Mr. Baker. Mr. Baker disclaims beneficial ownership of the shares of Common Stock held in the family trust, except to the extent of his pecuniary interest in the trust. In addition, Mr. Baker shares pecuniary interest in the shares of Common Stock underlying his stock options with the other managing directors of the general partner of Sutter Hill

Ventures pursuant to a contractual arrangement, and disclaims beneficial ownership of such underlying shares of Common Stock except to the extent of his proportionate interest therein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and officers and stockholders who own more than 10% of a registered class of the Company’s equity securities to file reports of ownership and changes in ownership with the SEC. Based solely upon a review of Forms 3, 4 and 5 furnished to the Company during or in respect of the fiscal year ended December 31, 2006, the Company is not aware of any director or executive officer who has not timely filed reports required by Section 16(a) of the Exchange Act during or in respect of such fiscal year.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding our equity compensation plans as of December 31, 2006.

Number of Securities
	Number of Securities		Remaining Available For
	to be Issued Upon		Future Issuance Under
	Exercise of	Weighted-Average	Equity Compensation
	Outstanding	Exercise Price of	Plans (excluding
	Options,	Outstanding Options,	Securities Reflected in
Plan Category	Warrants and Rights	Warrants and Rights	Column (a))
	(a)	(b)	(c)

Equity Compensation Plans Approved By Security Holders	1,458,075	$23.17	1,175,764	(1)
Equity Compensation Plans Not Approved By Security Holders	—	—	—

Total	1,458,075	$23.17	1,175,764	(1)

(1)	Includes 1,098,409 shares of Common Stock available for issuance under the Stock Plan and 77,355 shares of Common Stock available for issuance under the ESPP. In addition to stock options, awards under the Stock Plan may take the form of other stock awards specified in such plan. If such awards are granted, they will reduce the number of shares of Common Stock available for issuance pursuant to future stock option awards.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) is primarily responsible for reviewing, approving and overseeing the Company’s compensation plans and practices, and works with management and the Compensation Committee’s independent consultant to establish the Company’s executive compensation philosophy and programs. The general philosophy of the executive compensation program established by the Compensation Committee is to align compensation with the Company’s business objectives and to reward performance in the attainment of those objectives. In addition, the Company strives to provide compensation that is competitive with other biopharmaceutical and biotechnology companies with which the Company competes for executive talent. The Company pays particular attention to the compensation practices of biopharmaceutical and biotechnology companies in the greater Boston area where the Company is located and where there is intense competition for experienced senior management personnel. In general, the Compensation Committee has set total executive compensation at levels that are within the 50th to 60th percentile based upon industry data and independent surveys of local biopharmaceutical and biotechnology companies. The Compensation Committee also utilizes an independent compensation consultant as necessary to assist in evaluating the Company’s executive compensation programs and pay practices. The use of an independent consultant is intended to provide additional assurance that these programs and practices are reasonable and consistent with the Company’s objectives.

Components of Executive Compensation

The Company’s executive compensation program consists of three key components: base salary, annual bonus awards and equity-based incentives in the form of stock options.

Base Salary

The Compensation Committee reviews annually the Chief Executive Officer’s base salary and the Chief Executive Officer’s recommendation with regard to the base salaries of the Company’s other executive officers. When reviewing salaries, the Compensation Committee considers individual and corporate performance in the prior year, levels of responsibility, the importance of the individual to the execution of the Company’s strategic operating plan, prior experience, breadth of knowledge and competitive pay practices. As noted above, the Compensation Committee uses peer group and other market data to test for reasonableness and competitiveness of base salaries, but also exercises subjective judgment in view of its compensation objectives. In 2006, the Compensation Committee recommended to the Board, and the Board acted in accordance with such recommendation, to increase the rate of base salary paid to our executive officers. This decision was based on a determination that the increased rates of base salary were competitive with the levels paid by the Company’s competitors for executive talent and appropriate for executives with the level of responsibilities held by the Company’s executive officers. In particular, the Compensation Committee and the Board took note of the fact that the Company’s executive officers were responsible for implementing and completing the Company’s strategic restructuring initiated in May of 2005, moving forward with its strategic operating plan and attaining the Company’s ordinary business objectives. In addition, the Compensation Committee and the Board focused on the importance of retaining key management personnel critical to refocusing the Company and implementing the Company’s strategic operating plan.

The total salary budget approved by the Board for executive officers for 2006 was an increase of 5.3% over the total salary paid for 2005, which percentage increase was consistent with the market data and with surveys of local competitors. The base salary paid to the Chief Executive Officer and the Chief Financial Officer for 2006 were each increased 5.3% over such salaries paid in 2005. The base salary paid to the Company’s Executive Vice President, Discovery Research, for 2006 was increased 6.5% over such salary paid in 2005, in part as an acknowledgement of his central role in executing on the Company’s refocused strategic operating plan and in part to bring his salary to a level commensurate with other comparably situated executives at competitive companies. The base salary paid to the Executive Vice President and Chief Medical and Regulatory Officer for 2006 was increased 2.9% over such salary paid in 2005 due to the existing competitive level of his compensation and due to the diminished role of the Company’s lead clinical program (Plenaxis®) in the refocused strategic operating plan of the Company.

Executive Management Bonus Plan

The Company’s business objectives are reflected in specific goals, both corporate and individual, that are applicable to the Company’s executive officers. The Company established the Executive Management Bonus Plan to reward participants, currently limited to the Company’s Chief Executive Officer, Chief Financial Officer and Executive Vice President, Discovery Research, for their contributions to the achievement of corporate performance goals, as well as for their achievement of individual goals. Each year the Board, upon recommendation of the Compensation Committee, approves the corporate performance measures selected and the individual performance goals for the Chief Executive Officer and each of the Company’s other executive officers, as well as the target award values, as a percentage of base salary, under the Executive Management Bonus Plan. The Compensation Committee believes these corporate and individual goals will drive the future success of the Company’s business and thus enhance stockholder value. The Executive Management Bonus Plan provides for payment in cash of 100% of each award granted. The Executive Management Bonus Plan also provides that the Compensation Committee, in its sole discretion, may recommend that a participant be granted an award in an amount up to 1.5 times the participant’s target award value, as a percentage of base salary, multiplied by the participant’s base salary. Historically, the amount of each award has been primarily related to corporate performance, including the progress of the Company’s commercialization efforts, clinical programs and research and development efforts.

The target award value for 2006 for each executive officer under the Executive Management Bonus Plan as a percentage of base salary was 50% for the Chief Executive Officer, 25% for the Chief Financial Officer and 30% for the Executive Vice President, Discovery Research. The Executive Vice President and Chief Medical and Regulatory Officer was not eligible for a bonus under the Executive Management Bonus Plan or any other bonus plan or program for fiscal 2006.

In January 2006, the Board, upon recommendation of the Compensation Committee, approved the fiscal 2006 performance measures for the executive officers under the Executive Management Bonus Plan. These performance measures included technology development milestones and other measures of the overall progress of the Company’s DirectSelecttm drug discovery technology, clinical and preclinical development milestones for the Company’s PPI-2458 program, business development goals relating to DirectSelecttm and the license or sale of the Company’s Plenaxis®-related assets, targets for annual cash utilization and other strategic business goals.

In an effort to accomplish the disposition of its Plenaxis®-related assets, the Company engaged an investment banking firm and during the first half of 2006, the Company had discussions and preliminary negotiations with a number of parties regarding such a possible transaction. However, the Company was unable to conclude within its previously announced expected time frame an agreement for the license or sale of its Plenaxis® and, accordingly, in June 2006 the Company announced that it would cease actively seeking such a transaction and that it would discontinue any remaining Plenaxis®-related activities except as necessary to support the wind down of product distribution in the United States. At this time, the Company also announced that, in an effort to ensure that it would have available resources to pursue its operations beyond 2007, it intended to actively explore financing alternatives, as well as other strategic options, which may be available to achieve and enhance stockholder value. While the executive officers continued to focus on certain elements of the 2006 performance measures established in January 2006, in particular the business development objectives for DirectSelecttm, a primary focus of the executive officers from late June 2006 through year-end was to identify and complete either a financing or other strategic transaction.

To date, the aggregate bonus pool and the individual bonus amounts to be paid to the Company’s executive officers under the Executive Management Bonus Plan in respect of fiscal 2006 have not been determined. However, based on a preliminary performance review conducted by the Company’s Chief Executive Officer, the Chief Executive Officer expects to recommend to the Compensation Committee for its approval the payment of bonuses to the Company’s executive officers in respect of fiscal 2006 of approximately 100% of the target amounts set forth above. This preliminary expectation reflects the significant advances made in 2006 with respect to the Company’s DirectSelecttm technology, particularly the progress made under the Company’s pilot study agreement with GSK, as well as the progress made in the Company’s Phase 1 clinical study of PPI-2458 and in its preclinical S1P-1 program, despite limited funding for such program. This preliminary expectation also reflects the substantial efforts by the Company’s executive officers in 2006 in connection with, and the successful outcome of, the Company’s process of exploring strategic alternatives which culminated in the execution of the Merger Agreement, and the fact that gross cash utilization during 2006 was consistent with the targets established in January 2006.

Management Incentive Program

The Company also has a Management Incentive Program to provide annual bonus opportunities for participants (which may include executive officers who are not eligible to participate in the Executive Management Bonus Plan) based on the achievement of corporate and individual goals. The Compensation Committee oversees the administration of the Management Incentive Program. Each year the participants in the Management Incentive Program, together with their supervisors, establish individual goals under the program. Members of senior management set the corporate goals under the Management Incentive Program and establish the target award value, as a percentage of base salary, for each participant. Based on senior management’s assessment of the achievement of corporate goals, the Chief Executive Officer proposes an aggregate bonus pool amount. The Compensation Committee reviews this assessment and aggregate amount, makes adjustments thereto as it deems appropriate and approves an aggregate bonus pool amount. Individual payment amounts from the aggregate bonus pool approved by the Compensation Committee are then proposed by the Chief Executive Officer, in consultation with the Vice President, Human Resources and each participant’s supervisor, based on the participant’s achievement of individual goals, and final individual bonus payment amounts will then be approved by the Compensation Committee.

To date, the aggregate bonus pool under, and the individual bonus amounts to be paid to participants in, the Management Incentive Program in respect of fiscal 2006 have not been determined. However, based on a preliminary performance review conducted by the Company’s Chief Executive Officer, the Chief Executive Officer expects to recommend to the Compensation Committee for approval an aggregate bonus pool under the Management Incentive Program for 2006 of approximately $635,000. This preliminary expectation reflects the key role that each of the participants in the Management Incentive Program played in executing on the Company’s key corporate objectives in 2006 described in the immediately preceding section entitled “Executive Management Bonus Plan.”

Stock Options

It is part of the Company’s compensation philosophy to provide equity-based incentives for executive officers and other employees to ensure that they are motivated over the long-term to respond to the Company’s business challenges and opportunities as owners and not just as employees. The Company’s Stock Plan was established to provide the Company’s employees with an opportunity to share, along with the Company’s stockholders, in the long-term performance of the Company. Stock options only have a realizable value to the employee if the market price of the Company’s shares appreciates in value from the date the stock options are granted. Historically, the Company has granted stock options which vest based upon continued employment with the Company, typically over a three to five year period. All options are granted with maximum terms that expire ten years after the date of grant (or earlier upon a termination of the option holder’s employment).

The Compensation Committee reviews annually the vesting status and number of options held by the Company’s executive officers to determine if additional grants are appropriate to maintain long-term incentives. This review typically takes place in November, with the exception of the 2005 review, which was done in May immediately following the Company’s strategic restructuring. In fiscal 2006, the Compensation Committee met in November and determined, after extensive discussion and review with the full Board, that option grants would not be appropriate for the Company’s executive officers given the status of the Company’s evaluation of strategic alternatives at such time.

The specifics of option grants to our executive officers are set forth in the tables below.

Change of Control Arrangements

The Company has letter agreements, effective as of May 9, 2002, with Kevin F. McLaughlin, the Company’s President and Chief Executive Officer, and, effective as of September 16, 2004, with Edward C. English, the Company’s Vice President, Chief Financial Officer, Treasurer and Assistant Secretary and Richard W. Wagner, Ph.D., the Company’s Executive Vice President, Discovery Research (collectively, the “Letter Agreements”).

These Letter Agreements provide that in the event of a change of control of the Company, the officer will receive a lump sum severance payment in an amount described below if his employment is terminated within one year of such change of control, either by the Company without cause or voluntarily by him as a result of an adverse and material diminution in duties, a material reduction in annual compensation or an increase in his daily commute of more than 50 miles. The amount of the severance payment to each of Mr. McLaughlin, Mr. English and Dr. Wagner would be two times the sum of his annual salary and target bonus award under the Company’s Executive Management Bonus Plan for the year in which the change of control occurs. These Letter Agreements also provide for the continuation of certain insurance coverage, at no cost to the officer, for a period of two years following termination of employment (which would entitle the officer to a severance payment) within one year after a change of control. Under the Letter Agreements, each officer is also entitled to reimbursement of certain legal expenses. The Letter Agreements do not provide for a “gross up” if the officer becomes subject to golden parachute excise taxes; the officer’s benefit would be reduced if a reduction would put the officer in a better position after taxes. The approximate amounts of severance benefits which would be payable under the Letter Agreements (assuming such benefits were triggered as of the last business day of 2006) are set forth under “Employment Agreements/Change of Control Arrangements,” beginning on page B-19 of this information statement.

At the time these agreements were entered into, the Compensation Committee determined that the entry into these agreements with the executive officers was in the best interests of the Company, in order to help assure the continued service and attention of the executives in the event of a potential change of control of the Company.

Policy on Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, places a limit of $1,000,000 on the amount of compensation that may be deducted by a public company in any tax year with respect to the company’s chief executive officer and each of its four next highest compensated executive officers. This limit does not apply, however, to performance-based compensation, as long as certain conditions are satisfied.

The Compensation Committee believes that stock options or other compensation granted under the Stock Plan satisfy the conditions necessary to qualify such compensation as performance-based compensation permitted to be excluded from the $1,000,000 compensation deduction limitation in accordance with the Internal Revenue Code and related regulations. The

Compensation Committee’s general policy is to take into account the deductibility of compensation in determining the type and amount of compensation payable to executive officers.

Other Information

The Company does not provide material perquisites to its executive officers as part of its compensation program. To date, the Company has not established policies regarding recovery of awards in the event of a restatement of earnings, required share ownership by executives or directors or hedging and pledging of the Company’s shares by the Company’s executives or directors. The Company does not provide defined benefit pension benefits to its employees, nor does it provide supplemental pensions or deferred compensation arrangements to its executives or other employees.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board is currently comprised of Leonard E. Post, Ph.D., David B. Sharrock and Patrick J. Zenner, each of whom is an “independent director” under the applicable rules of the NASD, a “Non-Employee Director” within the meaning of Section 16 of the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended. Mr. Zenner is the Chairman of the Compensation Committee. The Compensation Committee is primarily responsible for reviewing, approving and overseeing the Company’s compensation plans and practices, and works with management to establish the Company’s executive compensation philosophy and programs. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the management of the Company and based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company’s Information Statement.

Respectfully submitted by the Compensation Committee:

Patrick J. Zenner, Chairman
Leonard E. Post, Ph.D.
David B. Sharrock

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of the compensation earned during the fiscal year ended December 31, 2006 by Kevin F. McLaughlin, our Chief Executive Officer, Edward C. English, our Chief Financial Officer, our other most highly compensated executive officer as of December 31, 2006, and Marc B. Garnick, M.D., our former Executive Vice President and Chief Medical and Regulatory Officer, who would have been one of our most highly compensated executive officers (other than our CEO or CFO) at December 31, 2006 had he still been an executive officer of the Company at that time. We may refer to these officers as our “named executive officers” in other parts of this information statement.

			Option		All Other
Name and Principal Position	Salary	Bonus (2)	Awards (3)		Compensation	Total

Kevin F. McLaughlin — President and Chief Executive Officer	$368,907	—	$305,193		—	$674,100
Edward C. English — Chief Financial Officer, Vice President, Treasurer and Assistant Secretary	219,211	—	88,199		—	307,410
Richard W. Wagner, Ph.D. — Executive Vice President, Discovery Research	285,336	—	161,734		—	447,070
Marc B. Garnick, Ph.D. — Former Executive Vice President and Chief Medical and Regulatory Officer (1)	183,942	—	231,505	(4)	$104,035	519,482

(1)	Effective as of the close of business on June 19, 2006, Dr. Garnick’s employment as the Company’s Executive Vice President and Chief Medical and Regulatory Officer was terminated and Dr. Garnick became a part-time consultant to the Company through December 31, 2006, providing the equivalent of two days per week of consulting services to the Company in exchange for a monthly consulting fee of $16,100, for aggregate consideration (in addition to salary paid during his employment) of $104,035 through December 31, 2006 (as noted above under “All Other Compensation”). In consideration of the execution by Dr. Garnick of a release in favor of the Company, the Compensation Committee of the Board approved the acceleration of vesting of the unvested portions of two of Dr. Garnick’s outstanding option grants to purchase an aggregate of 33,998 shares of common stock at a weighted average exercise price of $5.80 per share, and also provided that such options would remain exercisable until December 31, 2006, resulting for accounting purposes in a modification of such options. The remainder of Dr. Garnick’s outstanding options ceased vesting as of June 19, 2006 and, to the extent such options were vested and exercisable as of such date, were exercisable for a period of 90 days thereafter in accordance with the terms of those options. Dr. Garnick forfeited an aggregate 211,063 options during fiscal 2006.

(2)	To date, the aggregate bonus pool and the individual bonus amounts to be paid to the Company’s executive officers under the Company’s Executive Management Bonus Plan in respect of fiscal 2006 have not been determined. However, based on a preliminary performance review conducted by the Company’s Chief Executive Officer, the Chief Executive Officer expects to recommend to the Compensation Committee for approval the payment of bonuses to the Company’s executive officers in respect of fiscal 2006 of approximately 100% of the target amounts under the Executive Management Bonus Plan. The target award value for 2006 under the Executive Management Bonus Plan as a percentage of base salary was 50% for Mr. McLaughlin, 25% for Mr. English and 30% for Dr. Wagner. If the Compensation Committee recommends and the Board approves, such bonus awards at 100% of the target award amounts under the Executive Management Bonus Plan, the following payments would be made in February 2006: Mr. McLaughlin, $184,275; Mr. English, $54,750; Dr. Wagner, $85,500. Dr. Garnick is not eligible for a bonus under the Executive Management Bonus Plan or any other bonus plan or program of the Company for fiscal 2006.

(3)	Amounts in this column represent the compensation cost of stock option awards recognized during 2006 and have been calculated in accordance with SFAS No. 123R using the Black-Scholes option pricing model and utilizing certain assumptions outlined in the footnotes to the Company’s financial statements included in the Company’s Annual Report of Form 10-K for the year ended December 31, 2005 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2006 and other periodic filings with the SEC (as modified by guidance provided by the SEC).

(4)	Amount includes additional compensation costs of $77,749 recognized under SFAS No. 123(R) attributable to the modification of certain option grants described in footnote (1) above.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2006

The following table shows information regarding awards we granted to the named executive officers under the Executive Management Bonus Plan during the year ended December 31, 2006 and information regarding certain option grants of a named executive officer that were modified during such year.

					All Other Option	Closing	Grant Date Fair
		Estimated Future Payouts Under			Awards: Number	Price on	Value of Stock
	Grant	Non-Equity Incentive Plan Awards (3)			of Securities	Date of	and Option
Name	Date (2)	Threshold	Target	Maximum	Underlying Options	Grant	Awards

Kevin F. McLaughlin	—	N/A	$184,275	$276,413	—	—	—
Edward C. English	—	N/A	54,750	82,125	—	—	—
Richard W. Wagner, Ph.D.	—	N/A	85,500	128,250	—	—	—
Marc B. Garnick, M.D (1)	6/19/06	—	—	—	33,998	$5.15	$77,749

(1)	Effective as of the close of business on June 19, 2006, Dr. Garnick’s employment as the Company’s Executive Vice President and Chief Medical and Regulatory Officer was terminated and Dr. Garnick became a part-time consultant to the Company through December 31, 2006. In consideration of the execution by Dr. Garnick of a release in favor of the Company, the Compensation Committee of the Board approved the acceleration of vesting of the unvested portions of two of Dr. Garnick’s outstanding option grants to purchase an aggregate of 33,998 shares of common stock at a weighted average exercise price of $5.80 per share, and also provided that such options would remain exercisable until December 31, 2006. The acceleration of such options resulted in the deemed cancellation of the old options and the grant of replacement options and for accounting purposes constituted a modification of the original options. These options were originally granted on November 11, 2004 and May 27, 2005 and vested over three and four years, respectively. The $5.15 closing price reflected in the table represents the closing price per share of the Common Stock on The Nasdaq Global Market on June 19, 2006 (the date the options were modified). In connection with the acceleration of Dr. Garnick’s stock options, the Company recorded a non-cash compensation charge during the second quarter of 2006 of $77,749, representing the incremental fair value attributable to the modification of these option grants in accordance with SFAS No. 123R. The remainder of Dr. Garnick’s outstanding options ceased vesting as of his termination date and, to the extent vested and exercisable as of his termination date, were terminated after a period of 90 days thereafter in accordance with the terms of those options.

(2)	Messrs. McLaughlin and English and Drs. Garnick and Wagner did not receive any stock option awards or other equity-based awards during fiscal 2006.

(3)	The target award value for 2006 under the Executive Management Bonus Plan as a percentage of base salary was 50% for Mr. McLaughlin, 25% for Mr. English and 30% for Dr. Wagner. The plan also provides that the Compensation Committee, in its sole discretion, may recommend that a participant be granted an award in an amount up to 1.5 times the participant’s target award percentage multiplied by the participant’s base salary. To date, the aggregate bonus pool, and the individual bonus amounts to be paid to the Company’s executive officers, under the Company’s Executive Management Bonus Plan in respect of fiscal 2006 have not been determined. However, based on a preliminary performance review conducted by the Company’s Chief Executive Officer, the Chief Executive Officer expects to recommend to the Compensation Committee for approval the payment of bonuses to the Company’s executive officers in respect of fiscal 2006 of approximately 100% of the target amounts under the Executive Management Bonus Plan. Dr. Garnick is not eligible for a bonus under the Executive Management Bonus Plan or any other bonus plan or program of the Company for fiscal 2006.

OUTSTANDING EQUITY AWARDS AT THE END OF FISCAL 2006

The following table provides information concerning the outstanding equity awards made to the named executive officers as of December 31, 2006. The Company has never granted equity-based awards to its executive officers other than stock options.

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised		Option	Option
	Options	Options		Exercise	Expiration
Name	(# Exercisable)	(# Unexercisable)		Price	Date

Kevin F. McLaughlin	12,000	—		$8.00	1/9/07
	1,000	—		20.00	11/6/07
	580	—		31.87	1/6/09
	28,033	1,167	(2)	31.87	7/8/09
	194	—		72.50	1/13/10
	1,400	—		185.00	7/13/10
	129	—		146.25	1/30/11
	3,000	—		58.70	7/12/11
	1,039	—		24.75	1/24/12
	15,000	—		16.29	6/24/12
	17,499	—		13.30	11/14/12
	17,499	—		33.40	11/13/13
	7,499	2,500	(3)	11.10	9/16/14
	14,999	6,600	(4)	9.30	11/11/14
	31,666	48,334	(5)	3.35	5/27/15
Edward C. English	8,500	—		20.00	2/26/07
	2,000	—		31.87	5/6/09
	4,410	190	(2)	31.87	7/8/09
	300	—		185.00	7/13/10
	800	—		58.70	7/12/11
	3,600	400	(6)	16.29	6/24/12
	1,366	634	(7)	24.50	7/1/13
	773	827	(8)	17.80	7/8/14
	966	1,034	(9)	12.25	7/30/14
	3,749	1,251	(3)	11.10	9/16/14
	7,499	3,301	(4)	9.30	11/11/14
	7,916	12,083	(5)	3.35	5/27/15
Richard W. Wagner, Ph.D.	24,000	6,000	(10)	16.10	1/23/13
	1,195	554	(7)	24.50	7/1/13
	4,499	1,501	(3)	11.10	9/16/14
	10,832	4,768	(4)	9.30	11/11/14
	19,791	30,208	(5)	3.35	5/27/15
Marc B. Garnick, M.D (1)	—	—		—	—

(1)	Effective as of the close of business on June 19, 2006, Dr. Garnick’s employment as the Company’s Executive Vice President and Chief Medical and Regulatory Officer was terminated and Dr. Garnick became a part-time consultant to the Company through December 31, 2006. In consideration of the execution by Dr. Garnick of a release in favor of the Company, the Compensation Committee of the Board approved the acceleration of vesting of the unvested portions of two of Dr. Garnick’s outstanding option grants to purchase an aggregate of 33,998 shares of common stock at a weighted average exercise price of $5.80 per share, and also provided that such options would remain exercisable until December 31, 2006. The acceleration of such options resulted in the deemed cancellation of the old options and the grant of replacement options. These options were originally granted on November 11, 2004 and May 27, 2005 and vested over three and four years, respectively. The remainder of Dr. Garnick’s outstanding options ceased vesting as of June 19, 2006 and, to the extent such options were vested and exercisable as of such date, were exercisable for a period of 90 days thereafter in accordance with the terms of those options. Dr. Garnick forfeited an aggregate 211,063 options during fiscal 2006.

(2)	These options vest and become exercisable in equal monthly installments through July 1, 2007.

(3)	These options vest and become exercisable in equal monthly installments through September 16, 2007. These options shall vest and become immediately exercisable under certain circumstances in connection with a change of control of the Company.

(4)	These options vest and become exercisable in equal monthly installments through November 11, 2007. These options shall vest and become immediately exercisable under certain circumstances in connection with a change of control of the Company.

(5)	These options vest and become exercisable in equal monthly installments through May 27, 2009. These options shall vest and become immediately exercisable under certain circumstances in connection with a change of control of the Company.

(6)	These options vest and become exercisable in equal monthly installments through June 24, 2007.

(7)	These options vest and become exercisable in equal monthly installments through July 1, 2008. These options shall vest and become immediately exercisable under certain circumstances in connection with a change of control of the Company.

(8)	These options vest and become exercisable in equal monthly installments through July 8, 2009. These options shall vest and become immediately exercisable under certain circumstances in connection with a change of control of the Company.

(9)	These options vest and become exercisable in equal monthly installments through July 30, 2009. These options shall vest and become immediately exercisable under certain circumstances in connection with a change of control of the Company.

(10)	These options vest and become exercisable in equal monthly installments through December 2, 2007. These options shall vest and become immediately exercisable under certain circumstances in connection with a change of control of the Company.

OPTION EXERCISES AND STOCK VESTED IN FISCAL 2006

The following table provides information concerning option exercises by the named executive officers during the year ended December 31, 2006 and the value realized in connection with such exercises. The value realized on option exercises is calculated based on the fair market value per share of Common Stock on the date of exercise less the applicable exercise price. The Company has never granted equity-based awards to its executive officers other than stock options.

	Option Awards
	Number of Shares	Value Realized
Name	Acquired on Exercise	on Exercise

Kevin F. McLaughlin	24,200	$19,602
Marc B. Garnick, M.D (1)	19,999	30,998

(1)	Effective as of the close of business on June 19, 2006, Dr. Garnick’s employment as the Company’s Executive Vice President and Chief Medical and Regulatory Officer was terminated and Dr. Garnick became a part-time consultant to the Company through December 31, 2006.

EMPLOYMENT AGREEMENTS/CHANGE OF CONTROL ARRANGEMENTS

None of our named executive officers has an employment agreement, although all of our executive officers have entered into agreements that contain non-disclosure and non-solicitation restrictions and covenants.

As described above in this information statement under the caption “Compensation Discussion and Analysis — Change of Control Arrangements,” the Company has Letter Agreements with Messrs. McLaughlin and English and Dr. Wagner, which description is incorporated herein by reference.

In addition to providing certain severance benefits, the Letter Agreements also provide that all future stock options granted to these officers will become fully vested and exercisable upon the termination of their employment upon or after a change of control of the Company if such termination would entitle them to a lump sum severance payment under the Letter Agreements.

Assuming that benefits were triggered under each of the Letter Agreements as of the end of the last business day of 2006 (December 29, 2006), the estimated lump sum severance payment to each officer would be as follows: Mr. McLaughlin, $1,105,650; Mr. English, $547,500; Dr. Wagner, $741,000. The value of the outstanding unvested in-the-money stock options, determined based upon the closing price of $4.91 per share of Common Stock on The Nasdaq Global Market on December 29,

2006, less the applicable exercise price of each such outstanding option, for each officer would be as follows: Mr. McLaughlin, $75,401; Mr. English, $18,849; Dr. Wagner, $47,124. The estimated value of the insurance benefits that each officer would be entitled to under the Letter Agreements would be approximately $30,000.

The foregoing option amounts are provided in order to comply with SEC requirements and do not reflect the total amounts to be received by the executive officers upon the consummation of the Offer. The respective amounts which will become payable to Mr. McLaughlin, Mr. English and Dr. Wagner as result of the “cash-out” of their vested and unvested stock options upon consummation of the Offer are set forth in the Schedule 14D-9 to which this information statement is Annex B under Item 3(a) — “Treatment of Company Options in the Offer.”

On June 19, 2006, the Company entered into a Consulting and Termination Agreement and General Release with Marc B. Garnick, M.D., the Company’s Executive Vice President and Chief Medical and Regulatory Officer at that time (the “Separation Agreement”). Under the Separation Agreement, Dr. Garnick’s employment with the Company terminated effective June 19, 2006. Following the termination date, Dr. Garnick served as a part-time consultant to the Company through December 31, 2006, providing the equivalent of two days per week of consulting services to the Company in exchange for a monthly consulting fee of $16,100 for aggregate consideration of $104,035 (in addition to salary paid during employment) through December 31, 2006. In consideration of the execution by Dr. Garnick of a release in favor of the Company, the Compensation Committee of the Board approved the acceleration of vesting of the unvested portions of two of Dr. Garnick’s outstanding option grants to purchase an aggregate of 33,998 shares of common stock at a weighted average exercise price of $5.80 per share, and also provided that such options would remain exercisable until December 31, 2006, resulting for accounting purposes in a modification of such options. The Company recorded a non-cash compensation charge during the second quarter of 2006 of approximately $78,000 in connection with the modification of these option grants. The remainder of Dr. Garnick’s outstanding options ceased vesting as of June 19, 2006 and, to the extent such options were vested and exercisable as of such date, were exercisable for a period of 90 days thereafter in accordance with the terms of those options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 19, 2006, the Company entered into the Separation Agreement with Marc B. Garnick, M.D., the Company’s former Executive Vice President and Chief Medical and Regulatory Officer. Please refer to the description of the Separation Agreement included elsewhere in this information statement under the heading “Employment Agreements/Change of Control Arrangements.”

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the Compensation Committee is currently, or has been at any time since our formation, one of our officers or employees. None of our executive officers serves as a member of the Board or compensation committee of any entity that has one or more executive officers serving as a member of the Board or Compensation Committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has the responsibility and authority described in the Amended and Restated Audit Committee Charter, which has been approved by the Board. A copy of the Amended and Restated Audit Committee Charter was annexed to the Company’s proxy statement relating to its 2004 Annual Meeting of Stockholders and is also available on our website at http://www.praecis.com, under “Investor Relations — Corporate Governance.” The members of the Audit Committee meet the independence requirements set forth in Rule 10A-3(b)(1) under the Exchange Act and the applicable rules of the NASD. The Audit Committee oversees the accounting and financial reporting processes of the Company and its subsidiaries and the audits of the financial statements of the Company. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with Ernst & Young LLP, the Company’s independent registered public accounting firm who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Audit Committee by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (“Communication With Audit Committees”), other standards of the Public Company Accounting Oversight Board (United States), rules of the SEC and other applicable regulations. In addition, the Audit Committee has received the written disclosures and the letter required by Independence Standards Board No. 1, as modified or supplemented, has discussed with Ernst & Young LLP their independence from management and the Company, and has considered the compatibility with Ernst & Young LLP’s independence as auditors of the non-audit services performed for the Company by Ernst & Young LLP.

The Audit Committee discussed with Ernst & Young LLP the overall scope and plans for their audit. The Audit Committee met with Ernst & Young LLP, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal control, including internal control over financial reporting, and the overall quality of the Company’s financial reporting.

The Audit Committee met five times during 2005. In addition, Garen G. Bohlin, in his capacity as the Chairman of the Audit Committee, participated in meetings with management and the Company’s independent registered public accounting firm regarding the Company’s financial results and other financial and accounting matters. Mr. Bohlin provided summary reports of these meetings to the other members of the Audit Committee. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Company’s audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2005 filed with the SEC, and the Board approved such inclusion. The Audit Committee also appointed Ernst & Young LLP as the Company’s independent registered public accounting firm for fiscal year 2006.

Respectfully submitted by the Audit Committee:

Garen G. Bohlin, Chairman
G. Leonard Baker, Jr.
Henry F. McCance